Use these links to rapidly review the document

Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-163153

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee(2)

Class A common stock, par value $.01 per share	9,200,000	$48.31	$444,452,000	$24,801

(1)
Indicates the amount of class A common stock to be registered and as identified for sale by the selling stockholders named in the section captioned "Selling Stockholders" of this prospectus supplement and includes shares to be sold upon exercise of the underwriters' option, if any.

(2)
The registration fee paid hereunder pursuant to Rule 456(b) and 457(r) of the Securities Act covers the amount of class A common stock to be registered and as identified for sale by the selling stockholders named in the section captioned "Selling Stockholders" of this prospectus supplement.

PROSPECTUS SUPPLEMENT
(To prospectus dated November 17, 2009)

8,000,000 Shares

Emergency Medical Services Corporation

Class A Common Stock

          All of the shares of class A common stock in this offering are being sold by the selling stockholders identified in this prospectus supplement, primarily affiliates of Onex Corporation. We will not receive any of the proceeds from this offering.

          The class A common stock is listed on the New York Stock Exchange under the symbol "EMS." The last reported sale price of the class A common stock on November 19, 2009 was $48.31 per share.

          Investing in our common stock involves risks. See "Risk Factors" on page S-10 of this prospectus supplement.

	Per Share	Total
Public offering price	$48.3100	$386,480,000
Underwriting discount	$2.1739	$17,391,200
Proceeds, before expenses, to the selling stockholders	$46.1361	$369,088,800

          The underwriters may also purchase up to an additional 1,200,000 shares of class A common stock from the selling stockholders at the public offering price, less the underwriting discounts, within 30 days from the date of this prospectus supplement and accompanying prospectus.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

          The underwriters will deliver the shares on or about November 25, 2009.

Joint Book-Running Managers

BofA Merrill Lynch	Goldman, Sachs & Co.	J.P.Morgan

Co-Managers

Oppenheimer & Co.	Stephens Inc.

The date of this prospectus supplement is November 19, 2009.

Prospectus Supplement

Prospectus

i

ABOUT THIS PROSPECTUS SUPPLEMENT

          This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") using a shelf registration process, under which our stockholders may offer shares of class A common stock from time to time. Under the shelf registration rules, using this prospectus supplement and the accompanying prospectus, our stockholders, including those identified in this prospectus supplement, may sell, from time to time, the class A common stock covered by this prospectus supplement and its accompanying prospectus in one or more offerings.

          This prospectus supplement and the accompanying prospectus include important information about us, our class A common stock and other information you should know before investing. We urge you to read carefully this entire prospectus supplement and the accompanying prospectus, together with the information described under the headings "Incorporation of Certain Information by Reference" and "Where You Can Find More Information" in this prospectus supplement and accompanying prospectus.

          You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. The selling stockholders are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference is accurate only as of its respective date or on the date which is specified in those documents. Our business, financial condition, results of operations and prospects may have changed since these dates.

          Unless otherwise indicated, all information in this prospectus supplement assumes no exercise by the underwriters of their option to purchase up to an additional 1,200,000 shares of class A common stock from the selling stockholders at the initial price to the public less the underwriting discount for a period of 30 days following the date of this prospectus supplement.

INDUSTRY AND MARKET DATA

          The industry and market data and other statistical information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference are based on management's own estimates, independent industry publications, government publications, reports by market research firms or other published independent sources, and, in each case, are believed by management to be reasonable estimates. Although we believe these sources are reliable, we have not independently verified the information. None of the independent industry publications used in this prospectus supplement and the accompanying prospectus or the documents we incorporate by reference were prepared on our or our affiliates' behalf and none of the sources cited by us consented to the inclusion of any data from its reports, nor have we sought their consent.

ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus supplement and the accompanying prospectus contain or incorporate by reference "forward-looking statements." Forward-looking statements give our current expectations or forecasts of future events. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project," or "continue," or other similar words. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties, both known and unknown. Our actual results may vary materially from those anticipated in forward-looking statements. We caution investors not to place undue reliance on any forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in this prospectus supplement under the caption "Risk Factors." Important factors that could cause actual results to differ materially from forward-looking statements include, but are not limited to:

  •
  the impact on our revenue of changes in volume, mix of insured and uninsured patients, and third party and governmental reimbursement rates,

  •
  the adequacy of our insurance coverage and insurance reserves,

  •
  potential penalties or changes to our operations if we fail to comply with extensive and complex government regulation of our industry,

  •
  the impact of potential changes in the healthcare industry generally resulting from legislation currently under consideration,

  •
  our ability to recruit and retain qualified physicians and other healthcare professionals, and enforce our non-compete agreements with our physicians,

  •
  our ability to generate cash flow to service our debt obligations,

  •
  the cost of capital expenditures to maintain and upgrade our vehicle fleet and medical equipment,

  •
  the loss of services of one or more members of our senior management team,

  •
  the outcome of government investigations of certain of our business practices,

  •
  our ability to successfully restructure our operations to comply with future changes in government regulation,

  •
  the loss of existing contracts and the accuracy of our assessment of costs under new contracts,

  •
  the high level of competition in our industry,

  •
  our ability to maintain or implement complex information systems,

  •
  our ability to implement our business strategy,

  •
  our ability to successfully integrate strategic acquisitions, and

  •
  our ability to comply with the terms of our settlement agreements with the government.

          These factors are not exhaustive, and new factors may emerge or changes to the foregoing factors may occur that could impact our business. These forward-looking statements are only made as of the date of this prospectus supplement and, except as required by law, we undertake no obligation to update these forward-looking statements to reflect new information, subsequent events or otherwise.

iii

PROSPECTUS SUPPLEMENT SUMMARY

          This summary highlights selected information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all the information that may be important to you. You should carefully read the entire prospectus supplement and the accompanying prospectus, as well as the information we incorporate by reference, including the matters described in the section entitled "Risk Factors," before making an investment decision. In this prospectus supplement, except as otherwise indicated or as the context otherwise requires, "Emergency Medical Services Corporation," "EMSC," "we," "our" and "us" refer to Emergency Medical Services Corporation, a Delaware corporation, and our subsidiaries.

Company Overview

          Emergency Medical Services Corporation is a leading provider of emergency medical services in the United States. We operate our business and market our services under the AMR and EmCare brands, which represent American Medical Response, Inc. and EmCare Holdings Inc., respectively. AMR, with more than 50 years of operating history, is a leading provider of ground and fixed wing air ambulance services in the United States based on net revenue and number of transports. EmCare, with more than 35 years of operating history, is a leading provider of outsourced emergency department services to healthcare facilities in the United States, based on number of contracts with hospitals and affiliated physician groups. Through EmCare, we also provide outsourced facility-based physician services for hospitalist/inpatient, anesthesiology, radiology and teleradiology.

          Approximately 90% of our 2008 net revenue was generated under exclusive contracts. During 2008, we provided emergency medical and outsourced physician services to approximately 11.4 million patients in approximately 2,100 communities nationwide and generated net revenue of $2.4 billion, of which AMR and EmCare represented approximately 58% and 42%, respectively. During the quarter and nine months ending on September 30, 2009, we generated revenues of $665 million and $1.9 billion, respectively. For the nine months ended September 30, 2009, AMR and EmCare represented approximately 53% and 47% of our net revenue, respectively.

Segment Overview

          AMR.    AMR has developed the largest network of ambulance services in the United States. As of December 31, 2008, AMR had an 8% share of the total ambulance services market and a 21% share of the private provider ambulance market. During 2008, AMR treated and transported approximately 3.4 million patients in 40 states. AMR has approximately 3,500 contracts with communities, government agencies, healthcare providers and insurers to provide ambulance transport services. For 2008, 53% of AMR's net revenue was generated from emergency 911 ambulance services. Non-emergency ambulance services, including critical care transports, wheelchair transports and other interfacility transports, accounted for 27% of AMR's net revenue for the same period. The remaining balance was generated from deployment under our national contract with the Federal Emergency Management Agency, or FEMA, fixed wing air ambulance services, Medicare and Medicaid managed transportation services, and the provision of training, dispatch and other services to communities and public safety agencies.

          EmCare.    EmCare is the largest provider of outsourced emergency department services to healthcare facilities in the United States, based on number of contracts with hospitals and affiliated physician groups. As of December 31, 2008, EmCare had an 8% share of the total emergency department services market and a 12% share of the outsourced emergency department services market. During the year ended December 31, 2008, EmCare had approximately 8.0 million patient encounters in 41 states. As of December 31, 2008, EmCare had 474 contracts with hospitals and independent physician groups to provide emergency department, hospitalist/inpatient services, radiology and teleradiology staffing, management and other administrative services. We have added 223 net new contracts since 2001 and 28 net new contracts in the nine months ended September 30, 2009, of which 5 were for anesthesiology services.

Competitive Strengths

          We believe the following competitive strengths position our company to capitalize on the favorable trends occurring within the healthcare industry and the emergency medical services markets.

          Leading, Established Provider of Emergency Medical Services.    We are a leading provider of emergency medical services in the United States. We believe our track record of consistently meeting or exceeding our customers' service expectations, coupled with our ability to leverage our infrastructure and technology to drive increased productivity and efficiency, have contributed to our ability to retain existing and win new contracts. Additionally, we have successfully leveraged our core competencies to further expand our services to include hospitalist, radiology/teleradiology, anesthesiology, fixed wing air ambulance and managed transportation services.

          Significant Scale and Geographic Presence.    We believe our significant scale and geographic presence provides a competitive advantage over local and regional providers in most areas. We believe we have established best operating practices across our platform, leveraged our infrastructure and broadened our program offerings, which has enabled us to win new contracts, enter into national and regional contracts with healthcare facilities, managed care organizations and insurance companies, and enhanced our ability to recruit and retain quality personnel. Additionally, we believe our diverse revenue base and geographic footprint limit our exposure to any single market.

          Long-Term Relationships with Existing Customers.    We believe our long-term, well-established relationships with communities and healthcare facilities enhance our ability to retain existing customers and win new contracts.

          Strong Financial Performance.    One of the key factors our potential customers evaluate is financial stability. We believe our ability to demonstrate consistently strong earnings growth and cash flows will continue to differentiate our company, has enabled us to expand our service offerings and provides a competitive advantage in winning new contracts and renewing existing contracts.

          Focus on Risk Management.    Our risk management initiatives at EmCare are enhanced by the use of professional liability claims data and comprehensive claims management. We analyze this data to demonstrate claim trends on a national, regional, facility, physician and procedure level, helping to manage and mitigate risk exposure. AMR's risk/safety program is aimed at reducing worker injuries through training and improved equipment, and increasing vehicle safety through the use of training and technology.

          Investment in Core Technologies.    We utilize technology as a means to enhance the quality and reduce the cost of our service offerings, more effectively manage risk and improve our profitability. AMR uses proprietary technology to improve chart documentation, determine transportation service levels and track response times and other data for hospitals. EmCare uses proprietary physician recruitment software to improve recruitment efficiency and retention rates.

Business Strategy

          Increase Revenue from Existing Customers.    We believe our long track record of delivering excellent service and quality patient care, as well as the expanded breadth of our services, creates opportunities for us to increase revenue from our existing customer base. We have established strategies aimed at assisting facilities, communities and payors to manage their cost of outsourced physician services and emergency, non-emergency and managed transportation services.

          Expand Our Existing Service Lines.    We continue to enter complementary service lines, at both AMR and EmCare, which we believe leverage our core competencies. At EmCare, we acquired an anesthesiology company in 2008, and have entered into a definitive agreement to purchase an additional anesthesiology company to further expand our presence in this field. At AMR, we acquired a fixed wing air ambulance services business and expanded our managed transportation services. The market demand at both our existing customers and new customers for these services provide new growth opportunities.

          Grow Our Customer Base.    We believe we have a unique competency in the treatment, management and billing of episodic and unscheduled patient care. We believe our long operating history, significant scope and scale and leading market position provide us with new and expanded opportunities to grow our customer base. We have recently been successful in obtaining regional and national contracts for both operating segments with healthcare systems, free standing facilities and insurance providers for single and multiple service lines.

          Pursue Select Acquisition Opportunities.    The medical transportation services and outsourced physician services industries are highly fragmented, with only a few large national providers. We will continue to pursue select acquisitions in our existing business segments, including acquisitions to enhance our presence in existing markets and our entry into new geographic markets. We will also continue to explore the acquisition of complementary businesses and seek opportunities to expand the scope of services we provide.

          Utilize Technology to Differentiate Our Services and Improve Operating Efficiencies.    We intend to continue to invest in technologies that broaden our services in the marketplace, improve patient care, enhance our billing efficiencies and increase our productivity and profitability.

          Continued Focus on Risk Management.    We will continue to utilize risk management programs for loss prevention and early intervention. This may include continued use of clinical "fail safes" and technology in our ambulances to reduce vehicular incidents.

Recent Developments

          On November 9, 2009, we announced that we entered into definitive agreements to purchase all of the equity interests in the newly-formed management services entity of Pinnacle Anesthesia Consultants, P.A., an anesthesiology group, and Pinnacle Consultants Mid-Atlantic, L.L.C., an anesthesiology services company. The closing under each agreement is subject to numerous closing conditions.

Our Corporate Structure

          We are a Delaware corporation. Emergency Medical Services L.P., or EMS LP, is one of our consolidated subsidiaries. We own all of the general partner interests in EMS LP and conduct our operations through AMR and EmCare, our operating subsidiaries. Prior to this offering, EMS LP had 22,916,088 LP exchangeable units outstanding, exchangeable on a one-for-one basis into our class B common stock, which is convertible on a one-for-one basis into our class A common stock.

Our Ownership

          Following the completion of this offering, affiliates of Onex Corporation will own approximately 35% of our equity interests and approximately 84% of our combined voting power.

Corporate Information

          Our principal executive offices are located at 6200 South Syracuse Way, Suite 200, Greenwood Village, Colorado 80111 and our telephone number at that address is (303) 495-1200. Our principal website is located at http://www.emsc.net. The information on our website is not part of this prospectus supplement and the accompanying prospectus.

 OFFERING SUMMARY

Class A common stock offered by the selling stockholders	8,000,000 shares, or 9,200,000 shares if the underwriters' option to purchase additional shares is exercised in full.
Class A common stock to be outstanding after this offering	27,823,327 shares(1)
New York Stock Exchange symbol	The class A common stock is listed on the New York Stock Exchange under the symbol "EMS."
Use of proceeds	EMSC will not receive any of the proceeds from this offering.
Dividends
We have not paid any cash dividends on our class A common stock and do not expect to declare or pay any cash dividends for the foreseeable future. Currently, our senior secured facility restricts the payment of dividends. See "Risk Factors — We do not intend to pay cash dividends" and "Price Range of Class A Common Stock and Dividend Policy" in this prospectus supplement.
Risk Factors
Investing in our class A common stock involves a high degree of risk. Potential investors are urged to read and consider the risk factors relating to our business and an investment in our class A common stock set forth under "Risk Factors" beginning on page S-10 of this prospectus supplement, as well as other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

(1)
The number of shares of class A common stock being offered in this offering represents 18.7% of our common stock outstanding and 4.5% of our combined voting power. The number of shares of our class A common stock to be outstanding after this offering excludes:

•
126,489 shares of class B common stock,

•
one share of class B special voting stock,

•
14,923,556 LP exchangeable units of EMS LP, and

•
2,765,537 shares of class A common stock issuable upon exercise of stock options or in connection with grants of restricted stock units or restricted stock.

  At any time at the option of the holder:

  •
  each LP exchangeable unit is exchangeable into one share of class B common stock, and

  •
  each share of class B common stock is convertible into one share of class A common stock.

  Our securities are entitled to vote on all matters subject to a vote of holders of common stock, voting together as a single class, as follows:

  •
  class A common stock is entitled to one vote per share,

  •
  class B common stock is entitled to ten votes per share (reducing to one vote per share under certain limited circumstances), and

  •
  one share of class B special voting stock, held for the benefit of the holders of LP exchangeable units, is entitled to a number of votes equal to the number of votes that could be cast if all the then outstanding LP exchangeable units were exchanged for class B common stock.

  The holders of the LP exchangeable units may therefore exercise voting rights with respect to EMSC as though they held the same number of shares of our class B common stock.

SUMMARY FINANCIAL INFORMATION

          The following table sets forth summary historical consolidated financial data which should be read in conjunction with our consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" (including " — Liquidity and Capital Resources" therein), each of which we incorporate by reference into this prospectus supplement.

          The summary consolidated financial data for the years ended December 31, 2008, 2007 and 2006 are derived from our audited consolidated historical financial statements and related notes thereto we incorporate by reference into this prospectus supplement. The summary consolidated financial data for the quarter and nine month periods ended September 30, 2009 and 2008 are derived from our unaudited historical financial statements and related notes thereto we incorporate by reference into this prospectus supplement. The information presented below is not necessarily indicative of the results of our future operations.

	Quarter ended September 30,		Nine months ended September 30,		Year ended December 31,
	2009	2008	2009	2008	2008	2007	2006
	(in thousands)
Statement of Operations Data:
Net revenue	$665,056	$679,328	$1,915,369	$1,816,193	$2,409,864	$2,106,993	$1,934,205
Compensation and benefits	467,625	426,755	1,332,787	1,221,607	1,637,425	1,455,970	1,333,648
Operating expenses	85,510	135,087	252,355	302,014	383,359	317,518	294,806
Insurance expense	24,845	25,109	75,706	63,640	82,221	66,308	74,258
Selling, general and administrative expenses	15,871	20,509	47,186	50,621	69,658	61,893	57,403
Depreciation and amortization expense	15,733	16,993	48,658	52,156	68,980	70,483	66,005
Restructuring charges	—	—	—	—	—	2,242	6,369

Income from operations	55,472	54,875	158,677	126,155	168,221	132,579	101,716
Interest income on restricted assets	1,082	1,623	3,468	5,113	6,407	7,143	5,987
Interest expense	(10,280)	(11,117)	(30,749)	(31,387)	(42,087)	(46,948)	(45,605)
Realized gain (loss) on investments	544	768	2,030	3,011	2,722	245	(467)
Interest and other income	502	508	1,442	1,097	2,055	2,055	2,346
Loss on early debt extinguishment	—	—	—	—	(241)	—	(377)

Income before income taxes and equity in earnings of unconsolidated subsidiary	47,320	46,657	134,868	103,989	137,077	95,074	63,600
Income tax expense	(18,533)	(18,138)	(53,144)	(40,170)	(52,530)	(36,104)	(24,961)

Income before equity in earnings of unconsolidated subsidiary	28,787	28,519	81,724	63,819	84,547	58,970	38,639
Equity in earnings of unconsolidated subsidiary	91	98	244	152	300	848	432

Net income	$28,878	$28,617	$81,968	$63,971	$84,847	$59,818	$39,071

	Quarter ended September 30,		Nine months ended September 30,		Year ended December 31,
	2009	2008	2009	2008	2008	2007	2006
	(in thousands except share, per share and financial covenant ratios)
Basic earnings per common share	$0.67	$0.69	$1.93	$1.54	$2.04	$1.44	$0.94
Diluted earnings per common share	$0.66	$0.66	$1.89	$1.49	$1.97	$1.39	$0.92
Weighted average common shares outstanding, basic	42,809,582	41,637,765	42,366,065	41,594,270	41,652,783	41,551,207	41,502,632
Weighted average common shares outstanding, diluted	43,769,788	43,062,364	43,402,818	43,058,904	43,130,782	43,146,881	42,528,885
Other Financial Data:(1)
Cash flow provided by (used in):
Operating activities	$68,862	$75,047	$209,801	$130,426	$211,457	$97,818	$165,742
Investing activities	$(8,940)	$(17,924)	$(31,674)	$(30,357)	$(74,945)	$(100,226)	$(113,127)
Financing activities	$4,044	$5,540	$6,805	$6,699	$(19,253)	$(8,014)	$(31,327)
Net capital expenditures(1)	$13,535	$11,447	$33,560	$21,407	$32,362	$46,014	$59,513
Adjusted EBITDA(2)	$72,287	$73,491	$210,803	$183,424	$243,608	$210,205	$173,708
Balance Sheet Data:
Cash and cash equivalents	$331,105	$135,682			$146,173	$28,914	$39,336
Total assets	$1,600,011	$1,593,179			$1,541,219	$1,479,563	$1,318,217
Total long-term debt and current maturities, including capital leases	$455,213	$479,729			$458,505	$482,883	$479,775
Shareholders' equity	$641,402	$515,697			$539,039	$449,496	$386,040
Financial Covenant Ratios(3):
Total leverage ratio	1.64				1.84	2.27	2.72
Senior leverage ratio	0.74				0.83	1.09	1.30
Fixed charge coverage ratio	4.96				3.94	3.11	3.03

(1)
Includes $0.7 million and $8.0 million financed through capital leases for the years ended December 31, 2008 and 2007, respectively.

(2)
Adjusted EBITDA is defined as net income before equity in earnings of unconsolidated subsidiary, income tax expense, loss on early debt extinguishment, interest and other income, realized gain (loss) on investments, interest expense, and depreciation and amortization expense. Adjusted EBITDA is commonly used by management and investors as a performance measure and liquidity indicator. Adjusted EBITDA is not considered a measure of financial performance under U.S. generally accepted accounting principles, or GAAP, and the items excluded from Adjusted EBITDA are significant components in understanding and assessing our financial performance. Adjusted EBITDA should not be considered in isolation or as an alternative to such GAAP measures as net income, cash flows provided by or used in operating, investing or financing activities or other financial statement data presented in our financial statements as an indicator of financial performance or liquidity. Since Adjusted EBITDA is not a measure determined in accordance with GAAP and is susceptible to varying calculations, Adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. A reconciliation of Adjusted EBITDA to net income and to cash flow provided by operating activities is set forth on page S-9 this prospectus supplement.

(3)
Represents financial covenant coverages, calculated in accordance with our senior secured credit facility. The financial covenant ratios are unaudited. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt Facilities" in our Annual Report on Form 10-K for the year ended December 31, 2008 for more information with respect to required coverages at December 31, 2008 and the calculation of these ratios.

          The following tables reconcile Adjusted EBITDA to net income and to cash flow provided by operating activities:

	Quarter ended September 30,		Nine months ended September 30,		Year ended December 31,
	2009	2008	2009	2008	2008	2007	2006
	(in thousands)
Adjusted EBITDA	$72,287	$73,491	$210,803	$183,424	$243,608	$210,205	$173,708
Depreciation and amortization expense	(15,733)	(16,993)	(48,658)	(52,156)	(68,980)	(70,483)	(66,005)
Interest expense	(10,280)	(11,117)	(30,749)	(31,387)	(42,087)	(46,948)	(45,605)
Realized gain (loss) on investments	544	768	2,030	3,011	2,722	245	(467)
Interest and other income	502	508	1,442	1,097	2,055	2,055	2,346
Loss on early debt extinguishment	—	—	—	—	(241)	—	(377)
Income tax expense	(18,533)	(18,138)	(53,144)	(40,170)	(52,530)	(36,104)	(24,961)
Equity in earnings of unconsolidated subsidiary	91	98	244	152	300	848	432

Net income	$28,878	$28,617	$81,968	$63,971	$84,847	$59,818	$39,071

Adjusted EBITDA	$72,287	$73,491	$210,803	$183,424	$243,608	$210,205	$173,708
Interest paid	(9,773)	(10,644)	(29,424)	(29,808)	(39,983)	(44,874)	(43,506)
Change in accounts receivable	7,574	(40,747)	8,448	(54,499)	27,618	(74,991)	(4,740)
Change in other operating assets/liabilities	(2,956)	51,307	16,000	29,226	(15,353)	5,868	38,072
Equity based compensation	1,121	717	2,875	1,841	2,476	1,727	1,431
Other	609	923	1,099	242	(6,909)	(117)	777

Cash flows provided by operating activities	$68,862	$75,047	$209,801	$130,426	$211,457	$97,818	$165,742

RISK FACTORS

          Any investment in our class A common stock involves a high degree of risk. You should carefully consider the risks described below as well as other information and data contained in this prospectus supplement and the accompanying prospectus and the documents we incorporate by reference (including our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Reports on Form 10-Q filed thereafter) before making an investment decision with respect to our class A common stock.

          The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In that event, the trading price of our class A common stock could decline, and you may lose all or part of your investment in our class A common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements."

Risks Related to this Offering

Future sales of our class A common stock in the public market could adversely affect the trading price of our class A common stock, which may negatively impact your investment. A majority of our equity interests are held by a few holders.

          Sales by us or our stockholders of a substantial number of shares of our class A common stock in the public market following this offering, or the perception that these sales might occur, could cause the market price of our class A common stock to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities at a time and price favorable to us.

          As of November 16, 2009, we had authority to issue up to 100,000,000 shares of our class A common stock and 40,000,000 shares of our class B common stock. As of November 16, 2009, 20,250,450 shares of our class A common stock, 133,957 shares of our class B common stock and 22,916,088 LP exchangeable units were issued and outstanding, and there were no shares of our common stock issued and held in treasury. In addition, as of such date, approximately 4,587,175 shares of our class A common stock were reserved for issuance under stock incentive or purchase plans or pursuant to individual option grants or stock awards. After giving effect to this offering, the selling stockholders will effectively own approximately 35% of our equity interests (through 14,923,556 LP exchangeable units which can be converted into class A common stock) which can be sold in one or more transactions. The sale or perceived sale of the stock owned by the selling stockholders could place an exaggerated downward pressure on our stock price.

          We, certain of our executive officers and directors and certain entities affiliated with Onex Corporation have agreed that, with limited exceptions described under "Underwriting," we and they will not, without the prior written consent of the underwriters, directly or indirectly, offer to sell, sell or otherwise dispose of any shares of our class A common stock for a period of 90 days after the date of this prospectus supplement. All of the shares of class A common stock sold in this offering will be freely transferable, except for any shares sold to our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933, as amended.

          We may issue common stock or equity securities senior to our class A common stock in the future for a number of reasons, including to finance our operations and growth plans, to adjust our ratio of debt-to-equity, to satisfy our obligations upon the exercise of options or for other reasons. We cannot predict the effect, if any, that future sales or issuances of shares of our common stock or other equity securities, or the availability of shares of common stock or such other equity securities for future sale or issuance, will have on the trading price of our class A common stock.

The price of our class A common stock may fluctuate significantly, which could negatively affect us and holders of our class A common stock.

          The price of our class A common stock on the New York Stock Exchange constantly changes. In the 12-month period ended September 30, 2009, the last daily reported sale price of our class A common stock has ranged from $27.69 to $48.07 per share. We expect that the market price of our class A common stock will continue to fluctuate. Holders of our class A common stock will be subject to the risk of volatility and depressed prices. The trading price of our class A common stock may fluctuate significantly in response to a number of factors, many of which are beyond our control. For instance, if our financial results are below the expectations of securities analysts and investors, the market price of our class A common stock could decrease, perhaps significantly. Other factors that may affect the market price of our class A common stock include:

  •
  announcements by us or our competitors relating to significant corporate transactions,

  •
  actual or anticipated fluctuations in our quarterly and annual financial results,

  •
  changes in healthcare pricing or reimbursement policies,

  •
  operating and stock price performance of companies that investors deem comparable to us,

  •
  changes in government regulation or the timing or results of regulatory submissions or actions with respect to our business, and

  •
  conditions of the healthcare industry or in the financial markets or economic conditions in general.

          In addition, the U.S. securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of particular companies. Market fluctuations and broad market, economic and industry factors may negatively affect the price of our class A common stock, regardless of our operating performance. You may not be able to sell your shares of our class A common stock at or above the offering price, or at all. Any volatility of or a significant decrease in the market price of our class A common stock could also negatively affect our ability to make acquisitions using class A common stock.

The market price of our stock may be affected by low volume.

          Our class A common stock has a relatively low average daily volume. The average daily trading volume during the 90 days prior to the offering was approximately 268,000 shares. Without a significantly larger average trading volume, our class A common stock will be less liquid than the common stock of companies with higher trading volume and as a result, the trading price for our class A common stock may be more volatile.

Risk Factors Related to Our Capital Structure

The interests of our controlling stockholders may conflict with interests of other stockholders.

          Onex Partners LP and other entities affiliated with Onex Corporation, which we refer to together as the Onex entities, own all of our outstanding LP exchangeable units, which are exchangeable at any time, at the option of the holder, for our class B common stock. Our class A common stock has one vote per share, while our class B common stock has ten votes per share (reducing to one vote per share under certain limited circumstances), on all matters to be voted on by our stockholders. Prior to the exchange for class B common stock, the holders of the LP exchangeable units will be able to exercise the same voting rights with respect to EMSC as they would have after the exchange through a share of class B special voting stock. As a result, the Onex entities control approximately 91.5% of our combined voting power and, after giving effect to this offering (assuming the underwriters do not exercise their option to purchase additional shares), will control approximately 84% of our combined voting power. Accordingly, the Onex entities exercise a controlling influence over our business and affairs and have the power to determine all matters submitted to a vote of our stockholders, including the election of directors, the removal of directors, and approval of significant corporate transactions such as amendments to our certificate of incorporation, mergers and the sale of all or substantially all of our assets. The Onex entities could cause corporate actions to be taken even if the interests of these entities conflict with the interests of our other stockholders. This concentration of voting power could have the effect of deterring or preventing a change in control of EMSC that might otherwise be beneficial to our stockholders. Gerald W. Schwartz, the Chairman, President and Chief Executive Officer of Onex Corporation, owns shares representing a majority of the voting rights of the shares of Onex Corporation.

Onex has the voting power to elect our entire board of directors and to remove any director or our entire board without cause.

          Although our current board includes "independent directors", so long as the Onex entities control more than 50% of our combined voting power we are exempt from the NYSE rule that requires that a board be comprised of a majority of "independent directors". Onex may have a controlling influence over our board, as Onex has sufficient voting power to elect the entire board, and our certificate of incorporation permits stockholders to remove directors at any time with or without cause.

As a holding company, our only material asset is our equity interest in EMS LP and our only source of revenue is distributions from EMS LP. Because the Onex entities have the voting power to control our board of directors, they could influence us, as the general partner of EMS LP, to take action at the level of EMS LP that would benefit the Onex entities and conflict with the interests of our class A stockholders.

          We are a holding company, and we have no material assets other than our direct ownership of an approximately 46.5% equity interest as of September 30, 2009 in EMS LP. As a result of this offering we will have an approximately 65.2% equity interest in EMS LP. EMS LP is our only source of cash flow from operations. The Onex entities hold their equity interest in us through LP exchangeable units of EMS LP. As our controlling stockholder, Onex could limit distributions to us from EMS LP, and cause us to amend the EMS LP partnership agreement in a manner that would be beneficial to the Onex entities, as limited partners of EMS LP, and detrimental to our class A stockholders.

          Any decrease in our distributions from EMS LP would have a negative effect on our cash flow. In order to minimize this conflict, the EMS LP partnership agreement requires that the partnership reimburse us for all of our expenses, including all employee costs and the expenses we incur as a public company, and provides further that no distributions may be made to the Onex entities, as the holders of LP exchangeable units, unless we pay an economically equivalent dividend to all holders of our common stock.

          The EMS LP partnership agreement provides that amendments to that agreement may only be proposed and authorized by us, as the general partner. The Onex entities have the voting power to control our board of directors, and could seek to influence our board's action with respect to any amendment; we, as the general partner of EMS LP, owe a fiduciary duty to the limited partners of the partnership. Our board also owes a fiduciary duty to our common stockholders. Because of the inherent conflict of interest we face between our fiduciary duty to our stockholders, including our class A stockholders, and the Onex entities, as limited partners in EMS LP, the EMS LP partnership agreement provides that, if there is any conflict of interest of the limited partners and our common stockholders, our board may, in the exercise of its business judgment, cause us to act in the best interests of our stockholders.

We are party to a management agreement with an affiliate of Onex which permits us to increase substantially the fee we pay to that affiliate.

          The management agreement between our subsidiaries, AMR and EmCare, and an Onex affiliate provides that the annual fee may be increased from $1.0 million to $2.0 million. Such an increase would be detrimental to the interest of our class A stockholders if the fee were disproportionate to the benefit we derive from the services the Onex affiliate performs. In order to minimize this potential conflict of interest, the agreement requires that any increase in the fee be approved by a majority of the members of the boards of AMR and EmCare who are not affiliated with Onex. As long as the Onex entities control more than 50% of our combined voting power, they may be able to exercise a controlling influence over the election of the boards of AMR and EmCare.

Our certificate of incorporation and our by-laws contain provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.

          Provisions of our certificate of incorporation and our by-laws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our current board of directors. These provisions include:

  •
  providing for a classified board of directors with staggered terms,

  •
  providing for the class B special voting stock which will be voted as directed by the Onex entities,

  •
  providing for multi-vote shares of common stock which, upon exchange of LP exchangeable units, will be owned by the Onex entities,

  •
  establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings, and

  •
  the authority of the board of directors to issue, without stockholder approval, up to 20 million shares of preferred stock with such terms as the Board of Directors may determine and an additional 54 million shares of common stock.

We are a "controlled company" within the meaning of the New York Stock Exchange rules and, as a result, qualify for, and intend to continue to rely on, exemptions from certain corporate governance requirements.

          Because the Onex entities own more than 50% of our combined voting power, we are deemed a "controlled company" under the rules of the New York Stock Exchange, or the NYSE. As a result, we qualify for, and rely upon, the "controlled company" exception to the board of directors and committee composition requirements under the rules of the NYSE. Pursuant to this exception, we are exempt from rules that would otherwise require that our board of directors be comprised of a majority of "independent directors," and that our compensation committee and corporate governance and nominating committee be comprised solely of "independent directors" (as defined under the rules of the NYSE), so long as the Onex entities continue to own more than 50% of our combined voting power.

We do not intend to pay cash dividends.

          We do not intend to pay cash dividends on our class A common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our current, as well as any future, financing agreements may preclude us from paying any dividends. As a result, capital appreciation, if any, of our class A common stock will be your sole source of potential gain for the foreseeable future.

Our substantial indebtedness could adversely affect our financial condition and our ability to operate our business.

          We have a substantial amount of debt. At September 30, 2009, we had total debt of approximately $455 million, including approximately $200 million of borrowings under the term loan portion of our senior secured credit facility, $250 million of our senior subordinated notes and approximately $4 million of capital lease obligations. We had no borrowings outstanding under our revolving credit facility and we had $43.6 million of letters of credit outstanding. In addition, subject to restrictions in the indenture governing our notes and the credit agreement governing our senior secured credit facility, we may incur additional debt.

          Our substantial debt could have important consequences to you, including the following:

  •
  it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt,

  •
  our ability to obtain additional financing for working capital, capital expenditures, debt service requirements or other general corporate purposes may be impaired,

  •
  we must use a significant portion of our cash flow for payments on our debt, which will reduce the funds available to us for other purposes,

  •
  we are more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry is more limited,

  •
  our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our high level of debt, and

  •
  our ability to borrow additional funds or to refinance debt may be limited.

          Furthermore, while we currently have a swap agreement in place which effectively converts $200 million of our variable rate debt to a fixed rate, this agreement expires in December 2009, at which point all of our debt under our senior secured credit facility would bear interest at variable rates. If these rates were to increase significantly, our ability to borrow additional funds may be reduced and the risks related to our substantial debt would intensify.

          Servicing our debt will require a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations.

          Our business may not generate sufficient cash flow from operating activities. The cash we require to meet contractual obligations in 2009, including our debt service, will total approximately $98 million. Our ability to make payments on and to refinance our debt and to fund planned capital expenditures will depend on our ability to generate cash in the future. To some extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Lower net revenues, or higher provision for uncollectible accounts, generally will reduce our cash flow.

          If we are unable to generate sufficient cash flow to service our debt and meet our other commitments, we may need to refinance all or a portion of our debt, sell material assets or operations or raise additional debt or equity capital. We cannot assure you that we could effect any of these actions on a timely basis, on commercially reasonable terms or at all, or that these actions would be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt agreements may restrict us from effecting any of these alternatives.

Restrictive covenants in our senior secured credit facility and the indenture governing our senior subordinated notes may restrict our ability to pursue our business strategies.

          Our senior secured credit facility and the indenture governing our senior subordinated notes limit our ability, among other things, to:

  •
  incur additional debt or issue certain preferred stock,

  •
  pay dividends or make distributions to our stockholders,

  •
  repurchase or redeem our capital,

  •
  make investments,

  •
  incur liens,

  •
  make capital expenditures,

  •
  enter into transactions with our stockholders and affiliates,

  •
  sell certain assets,

  •
  acquire the assets of, or merge or consolidate with, other companies, and

  •
  incur restrictions on the ability of our subsidiaries to make distributions or transfer assets to us.

          Our ability to comply with these covenants may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants, alternative sources of financing or reductions in expenditures. We cannot assure you that such waivers, amendments or alternative financings could be obtained, or, if obtained, would be on terms acceptable to us.

          In addition, the credit agreement governing our senior secured credit facility requires us to meet certain financial ratios and restricts our ability to make capital expenditures or prepay certain other debt. We may not be able to maintain these ratios, and the restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities.

          If a breach of any covenant or restriction contained in our financing agreements results in an event of default, those lenders could discontinue lending, accelerate the related debt (which would accelerate other debt) and declare all borrowings outstanding thereunder to be due and payable. In addition, the lenders could terminate any commitments they had made to supply us with additional funds. In the event of an acceleration of our debt, we may not have or be able to obtain sufficient funds to make any accelerated debt payments.

Our obligations under our senior secured credit facility are secured by substantially all of our assets.

          Our obligations under our senior secured credit facility are secured by liens on substantially all of our assets, and the guarantees of our subsidiaries under our senior secured credit facility are secured by liens on substantially all of those subsidiaries' assets. If we become insolvent or are liquidated, or if payment under our senior secured credit facility or of other secured obligations is accelerated, the lenders under our senior secured credit facility or the obligees with respect to the other secured obligations will be entitled to exercise the remedies available to a secured lender under applicable law and the applicable agreements and instruments, including the right to foreclose on all of our assets.

Volatility and disruption of financial markets could affect access to credit.

          The current economic market environment has caused contraction in the availability of credit in the marketplace. This could potentially reduce our sources of liquidity. While there have not been changes to date regarding our ability to access credit under our revolving credit facility or additional borrowings under our senior secured facility, future volatility could have a negative impact on our financial position and performance which could put us in default under our credit agreements and impact our ability to access credit, including upon the maturity of our existing revolving credit facility in 2011. Additionally, future volatility and financial market disruptions could impact the creditor's ability to honor the terms of our credit agreements.

Risk Factors Related to Our Business

We could be subject to lawsuits for which we are not fully reserved.

          In recent years, physicians, hospitals and other participants in the healthcare industry have become subject to an increasing number of lawsuits alleging medical malpractice and related legal theories such as negligent hiring, supervision and credentialing. Similarly, ambulance transport services may result in lawsuits concerning vehicle collisions and personal injuries, patient care incidents or mistreatment and employee job-related injuries. Some of these lawsuits may involve large claim amounts and substantial defense costs.

          EmCare procures professional liability insurance coverage for most of its affiliated medical professionals and professional and corporate entities. Beginning January 1, 2002, this insurance coverage has been provided by affiliates of CNA Insurance Company, which then reinsures the entire program, primarily through EmCare's wholly-owned subsidiary, EMCA Insurance Company, Ltd., or EMCA, with the effect that this risk is effectively self-insured by us. Workers compensation coverage for EmCare's employees and applicable affiliated medical professionals is provided under a similar structure for the period through August 31, 2007. From September 1, 2004 to February 2005, the closing date of our acquisition of AMR and EmCare, AMR obtained insurance coverage for losses with respect to workers compensation, auto and general liability claims through Laidlaw's captive insurance program. In 2007 AMR transferred the Laidlaw insurance coverage to an insurance subsidiary of AIG and currently has a self-insurance program fronted by an unrelated third party for all of its insurance programs subsequent to September 1, 2001. AMR retains the risk of loss under this coverage. Under these insurance programs, we establish reserves, using actuarial estimates, for all losses covered under the policies. Moreover, in the normal course of our business, we are involved in lawsuits, claims, audits and investigations, including those arising out of our billing and marketing practices, employment disputes, contractual claims and other business disputes for which we may have no insurance coverage, and which are not subject to actuarial estimates. The outcome of these matters could have a material effect on our results of operations in the period when we identify the matter, and the ultimate outcome could have a material adverse effect on our financial position, results of operations, or cash flows.

          Our liability to pay for EmCare's insurance program losses is collateralized by funds held through EMCA and, to the extent these losses exceed the collateral and assets of EMCA or the limits of our insurance policies, will have to be funded by us. Should our AMR losses with respect to such claims exceed the collateral held by AMR's insurance providers in connection with our self-insurance program or the limits of our insurance policies, we will have to fund such amounts.

We are subject to a variety of federal, state and local laws and regulatory regimes, including a variety of labor laws and regulations. Failure to comply with laws and regulations could subject us to, among other things, penalties and legal expenses which could have a materially adverse effect on our business.

          We are subject to various federal, state, and local laws and regulations including, but not limited to ERISA, and regulations promulgated by the Internal Revenue Service, the United States Department of Labor and the Occupational Safety and Health Administration. We are also subject to a variety of federal and state employment and labor laws and regulations, including the Americans with Disabilities Act, the Federal Fair Labor Standards Act, the Worker Adjustment and Restructuring Notification Act, or WARN Act, and other regulations related to working conditions, wage-hour pay, overtime pay, family leave, employee benefits, antidiscrimination, termination of employment, safety standards and other workplace regulations.

          Failure to properly adhere to these and other applicable laws and regulations could result in investigations, the imposition of penalties or adverse legal judgments by public or private plaintiffs, and our business, financial condition and results of operations could be materially adversely affected. Similarly, our business, financial condition and results of operations could be materially adversely affected by the cost of complying with newly-implemented laws and regulations.

          In addition, from time to time we have received, and expect to continue to receive, correspondence from former employees terminated by us who threaten to bring claims against us alleging that we have violated one or more labor and employment laws or regulations. In certain instances former employees have brought claims against us and we expect that we will encounter similar actions against us in the future. An adverse outcome in any such litigation could require us to pay contractual damages, compensatory damages, punitive damages, attorneys' fees and costs.

The reserves we establish with respect to our losses covered under our insurance programs are subject to inherent uncertainties.

          In connection with our insurance programs, we establish reserves for losses and related expenses, which represent estimates involving actuarial and statistical projections, at a given point in time, of our expectations of the ultimate resolution and administration costs of losses we have incurred in respect of our liability risks. Insurance reserves inherently are subject to uncertainty. Our reserves are based on historical claims, demographic factors, industry trends, severity and exposure factors and other actuarial assumptions calculated by an independent actuary firm. The independent actuary firm performs studies of projected ultimate losses on an annual basis and provides quarterly updates to those projections. We use these actuarial estimates to determine appropriate reserves. Our reserves could be significantly affected if current and future occurrences differ from historical claim trends and expectations. While we monitor claims closely when we estimate reserves, the complexity of the claims and the wide range of potential outcomes may hamper timely adjustments to the assumptions we use in these estimates. Actual losses and related expenses may deviate, individually and in the aggregate, from the reserve estimates reflected in our financial statements. If we determine that our estimated reserves are inadequate, we will be required to increase reserves at the time of the determination, which would result in a reduction in our net income in the period in which the deficiency is determined.

Insurance coverage for some of our losses may be inadequate and may be subject to the credit risk of commercial insurance companies.

          Some of our insurance coverage, for periods prior to the initiation of our self-insurance programs as well as portions of our current insurance coverage, is through various third party insurers. To the extent we hold policies to cover certain groups of claims or rely on insurance coverage obtained by third parties to cover such claims, but either we or such third parties did not obtain sufficient insurance limits, did not buy an extended reporting period policy, where applicable, or the issuing insurance company is unable or unwilling to pay such claims, we may be responsible for those losses. Furthermore, for our losses that are insured or reinsured through commercial insurance companies, we are subject to the "credit risk" of those insurance companies. While we believe our commercial insurance company providers currently are creditworthy, there can be no assurance that such insurance companies will remain so in the future.

Volatility in current market conditions could negatively impact insurance collateral balances and result in additional funding requirements.

          Our insurance collateral is comprised principally of government and investment grade securities and cash deposits with third parties. The recent volatility experienced in the market has not had a material impact on our financial position or performance. Future volatility could, however, negatively impact the insurance collateral balances and result in additional funding requirements.

We are subject to decreases in our revenue and profit margin under our fee-for-service contracts, where we bear the risk of changes in volume, payor mix and third party reimbursement rates.

          In our fee-for-service arrangements, which generated approximately 79% of our net revenue for the year ended December 31, 2008, we, or our affiliated physicians, collect the fees for transports and physician services. Under these arrangements, we assume financial risks related to changes in the mix of insured and uninsured patients and patients covered by government-sponsored healthcare programs, third party reimbursement rates and transports and patient volume. In some cases our revenue decreases if our volume or reimbursement decreases, but our expenses may not decrease proportionately. See "Risk Factors Related to Healthcare Regulation — Changes in the rates or methods of third party reimbursements may adversely affect our revenue and operations." In addition, fee-for-service contracts have less favorable cash flow characteristics in the start-up phase than traditional flat-rate contracts due to longer collection periods.

          We collect a smaller portion of our fees for services rendered to uninsured patients than for services rendered to insured patients. Our credit risk related to services provided to uninsured individuals is exacerbated because the law requires communities to provide 911 emergency response services and hospital emergency departments to treat all patients presenting to the emergency department seeking care for an emergency medical condition regardless of their ability to pay. We also believe uninsured patients are more likely to seek care at hospital emergency departments because they frequently do not have a primary care physician with whom to consult.

We may not be able to successfully recruit and retain physicians and other healthcare professionals with the qualifications and attributes desired by us and our customers.

          Our ability to recruit and retain affiliated physicians and other healthcare professionals significantly affects our performance under our contracts. In the recent past, our customer hospitals have increasingly demanded a greater degree of specialized skills, training and experience in the healthcare professionals providing services under their contracts with us. This decreases the number of healthcare professionals who may be permitted to staff our contracts. Moreover, because of the scope of the geographic and demographic diversity of the hospitals and other facilities with which we contract, we must recruit healthcare professionals, and particularly physicians, to staff a broad spectrum of contracts. We have had difficulty in the past recruiting physicians to staff contracts in some regions of the country and at some less economically advantaged hospitals. Moreover, we compete with other entities to recruit and retain qualified physicians and other healthcare professionals to deliver clinical services. Our future success in retaining and winning new hospital contracts depends on our ability to recruit and retain healthcare professionals to maintain and expand our operations.

Our non-compete agreements and other restrictive covenants involving physicians may not be enforceable.

          We have contracts with physicians and professional corporations in many states. Some of these contracts, as well as our contracts with hospitals, include provisions preventing these physicians and professional corporations from competing with us both during and after the term of our relationship with them. The law governing non-compete agreements and other forms of restrictive covenants varies from state to state. Some states are reluctant to strictly enforce non-compete agreements and restrictive covenants applicable to physicians. There can be no assurance that our non-compete agreements related to affiliated physicians and professional corporations will not be successfully challenged as unenforceable in certain states. In such event, we would be unable to prevent former affiliated physicians and professional corporations from competing with us, potentially resulting in the loss of some of our hospital contracts.

We are required to make significant capital expenditures for our ambulance services business in order to remain competitive.

          Our capital expenditure requirements primarily relate to maintaining and upgrading our vehicle fleet and medical equipment to serve our customers and remain competitive. The aging of our vehicle fleet requires us to make regular capital expenditures to maintain our current level of service. Our capital expenditures totaled $34 million and $21 million in the nine months ended September 30, 2009 and 2008, respectively, and $32 million, $38 million and $60 million in the years ended December 31, 2008, 2007 and 2006, respectively. In addition, changing competitive conditions or the emergence of any significant advances in medical technology could require us to invest significant capital in additional equipment or capacity in order to remain competitive. If we are unable to fund any such investment or otherwise fail to invest in new vehicles or medical equipment, our business, financial condition or results of operations could be materially and adversely affected.

We depend on our senior management and may not be able to retain those employees or recruit additional qualified personnel.

          We depend on our senior management. The loss of services of any of the members of our senior management could adversely affect our business until a suitable replacement can be found. There may be a limited number of persons with the requisite skills to serve in these positions, and we cannot assure you that we would be able to identify or employ such qualified personnel on acceptable terms.

Our revenue would be adversely affected if we lose existing contracts.

          A significant portion of our growth historically has resulted from increases in the number of emergency and non-emergency transports, and the number of patient encounters and fees for services we provide under existing contracts, and the addition of new contracts. Substantially all of our net revenue in the year ended December 31, 2008 was generated under contracts, including exclusive contracts that accounted for approximately 90% of our 2008 net revenue. Our contracts with hospitals generally have terms of three years and the term of our contracts with communities to provide 911 services generally ranges from three to five years. Most of our contracts are terminable by either of the parties upon notice of as little as 30 days. Any of our contracts may not be renewed or, if renewed, may contain terms that are not as favorable to us as our current contracts. We cannot assure you that we will be successful in retaining our existing contracts or that any loss of contracts would not have a material adverse effect on our business, financial condition and results of operations. Furthermore, certain of our contracts will expire during each fiscal period, and we may be required to seek renewal of these contracts through a formal bidding process that often requires written responses to a Request for Proposal, or RFP. We cannot assure you that we will be successful in retaining such contracts or that we will retain them on terms that are as favorable as present terms.

We may not accurately assess the costs we will incur under new contracts.

          Our new contracts increasingly involve a competitive bidding process. When we obtain new contracts, we must accurately assess the costs we will incur in providing services in order to realize adequate profit margins and otherwise meet our financial and strategic objectives. Increasing pressures from healthcare payors to restrict or reduce reimbursement rates at a time when the costs of providing medical services continue to increase make assessing the costs associated with the pricing of new contracts, as well as maintenance of existing contracts, more difficult. In addition, integrating new contracts, particularly those in new geographic locations, could prove more costly, and could require more management time, than we anticipate. Our failure to accurately predict costs or to negotiate an adequate profit margin could have a material adverse effect on our business, financial condition and results of operations.

The high level of competition in our segments of the market for emergency medical services could adversely affect our contract and revenue base.

          AMR.    The market for providing ambulance transport services to municipalities, other healthcare providers and third party payors is highly competitive. In providing ambulance transport services, we compete with governmental entities, including cities and fire districts, hospitals, local and volunteer private providers, and with several large national and regional providers, such as Rural/Metro Corporation, Southwest Ambulance and Acadian Ambulance. In many communities, our most important competitors are the local fire departments, which in many cases have acted traditionally as the first response providers during emergencies, and have been able to expand their scope of services to include emergency ambulance transport and do not wish to give up their franchises to a private competitor.

          EmCare.    The market for providing outsourced physician services to hospitals and clinics is highly competitive. Such competition could adversely affect our ability to obtain new contracts, retain existing contracts and increase or maintain profit margins. We compete with both national and regional enterprises such as Team Health, Sterling Healthcare, The Schumacher Group, California Emergency Physicians and National Emergency Services Healthcare Group, some of which may have greater financial and other resources available to them, greater access to physicians and/or greater access to potential customers. We also compete against local physician groups and self-operated hospital based physician services departments for satisfying staffing and scheduling needs.

Our business depends on numerous complex information systems, and any failure to successfully maintain these systems or implement new systems could materially harm our operations.

          We depend on complex, integrated information systems and standardized procedures for operational and financial information and our billing operations. We may not have the necessary resources to enhance existing information systems or implement new systems where necessary to handle our volume and changing needs. Furthermore, we may experience unanticipated delays, complications and expenses in implementing, integrating and operating our systems, including the integration of our AMR and EmCare systems. Any interruptions in operations during periods of implementation would adversely affect our ability to properly allocate resources and process billing information in a timely manner, which could result in customer dissatisfaction and delayed cash flow. We also use the development and implementation of sophisticated and specialized technology to differentiate our services from our competitors and improve our profitability. The failure to successfully implement and maintain operational, financial and billing information systems could have an adverse effect on our ability to obtain new business, retain existing business and maintain or increase our profit margins.

If we fail to implement our business strategy, our financial performance and our growth could be materially and adversely affected.

          Our future financial performance and success are dependent in large part upon our ability to implement our business strategy successfully. Our business strategy envisions several initiatives, including increasing revenue from existing customers, expanding our existing hospital-based physician services, growing our customer base, pursuing select acquisitions, implementing cost rationalization initiatives, focusing on risk mitigation and utilizing technology to differentiate our services and improve profitability. We may not be able to implement our business strategy successfully or achieve the anticipated benefits of our business plan. If we are unable to do so, our long-term growth and profitability may be adversely affected. Even if we are able to implement some or all of the initiatives of our business plan successfully, our operating results may not improve to the extent we anticipate, or at all.

          Implementation of our business strategy could also be affected by a number of factors beyond our control, such as increased competition, legal developments, government regulation, general economic conditions or increased operating costs or expenses. In addition, to the extent we have misjudged the nature and extent of industry trends or our competition, we may have difficulty in achieving our strategic objectives. Any failure to implement our business strategy successfully may adversely affect our business, financial condition and results of operations and thus our ability to service our debt. In addition, we may decide to alter or discontinue certain aspects of our business strategy at any time.

A successful challenge by tax authorities to our treatment of certain physicians as independent contractors and to our tax elections could require us to pay past taxes and penalties.

          As of December 31, 2008, we contracted with approximately 3,090 physicians as independent contractors to fulfill our contractual obligations to customers. Because we treat them as independent contractors rather than as employees, we do not (i) withhold federal or state income or other employment related taxes from the compensation that we pay to them, (ii) make federal or state unemployment tax or Federal Insurance Contributions Act payments (except as described below), (iii) provide workers compensation insurance with respect to such affiliated physicians (except in states that require us to do so even for independent contractors), or (iv) allow them to participate in benefits and retirement programs available to employed physicians. Our contracts with our independent contractor physicians obligate these physicians to pay these taxes and other costs. Whether these physicians are properly classified as independent contractors depends upon the facts and circumstances of our relationship with them. It is possible that the nature of our relationship with these physicians would support a challenge to our classification of them. If such a challenge by federal or state taxing authorities were successful, and the physicians at issue were instead treated as employees, we could be adversely affected and liable for past taxes and penalties to the extent that the physicians did not fulfill their contractual obligations to pay those taxes. Under current federal tax law, however, even if our treatment were successfully challenged, if our current treatment were found to be consistent with a long-standing practice of a significant segment of our industry and we meet certain other requirements, it is possible (but not certain) that our treatment of the physicians would qualify under a "safe harbor" and, consequently, we would be protected from the imposition of past taxes and penalties. In the recent past, however, there have been proposals to eliminate the safe harbor and similar proposals could be made in the future.

          We have made certain elections for income tax purposes and recorded related tax deductions that while we feel are probable of being upheld, may be challenged by the taxing authorities.

We may make acquisitions which could divert the attention of management and which may not be integrated successfully into our existing business.

          We may pursue acquisitions to increase our market penetration, enter new geographic markets and expand the scope of services we provide. We cannot assure you that we will identify suitable acquisition candidates, that acquisitions will be completed on acceptable terms, that our due diligence process will uncover all potential liabilities or issues affecting our integration process, or that we will be able to integrate successfully the operations of any acquired business into our existing business. Furthermore, acquisitions into new geographic markets and services may require us to comply with new and unfamiliar legal and regulatory requirements, which could impose substantial obligations on us and our management, cause us to expend additional time and resources, and increase our exposure to penalties or fines for non-compliance with such requirements. The acquisitions could be of significant size and involve operations in multiple jurisdictions. The acquisition and integration of another business would divert management attention from other business activities. This diversion, together with other difficulties we may incur in integrating an acquired business, could have a material adverse effect on our business, financial condition and results of operations. In addition, we may borrow money or issue capital stock to finance acquisitions. Such borrowings might not be available on terms as favorable to us as our current borrowing terms and may increase our leverage, and the issuance of capital stock could dilute the interests of our stockholders.

If Laidlaw is unwilling or unable to satisfy any indemnification claims made by us pursuant to the purchase agreements relating to the acquisition of AMR and EmCare, we will be forced to satisfy such claims ourselves.

          Laidlaw has agreed to indemnify us for certain claims or legal actions brought against us arising out of the operations of AMR and EmCare prior to the closing date of the acquisition. If we make a claim against Laidlaw, and Laidlaw is unwilling or unable to satisfy such claim, we would be required to satisfy the claim ourselves and, as a result, our financial condition may be adversely affected.

Many of our employees are represented by labor unions and any work stoppage could adversely affect our business.

          Approximately 46% of AMR's employees are represented by 39 collective bargaining agreements. Twenty-two of these collective bargaining agreements, representing approximately 2,100 employees, are subject to renegotiation in the last quarter of 2009 or in 2010. Although we believe our relations with our employees are good, we cannot assure you that we will be able to negotiate a satisfactory renewal of these collective bargaining agreements or that our employee relations will remain stable.

Our consolidated revenue and earnings could vary significantly from period to period due to our national contract with the Federal Emergency Management Agency.

          Our revenue and earnings under our national contract with FEMA are likely to vary significantly from period to period. We recorded approximately $101 million of revenue related to our FEMA deployment in 2008, and recorded less than $5 million in FEMA deployment revenue through the first nine months of 2009. Our FEMA contract generates revenue for us in the event of a declared state or national emergency or other federal response event and then only if FEMA exercises its broad discretion to order a deployment. Our revenue under this contract therefore depends on circumstances outside of our control, and we are unable to predict the revenue and earnings, if any, we may generate in any given period under this contract. This may lead to increased volatility in our revenue and earnings from period to period.

We may be required to enter into large scale deployment of resources in response to a national emergency under our contract with FEMA, which may divert management attention and resources.

          We do not believe that a FEMA deployment adversely affects our ability to service our local 911 contracts. However, any significant FEMA deployment requires significant management attention and could reduce our ability to pursue other local transport opportunities (such as interfacility transports) and to pursue new business opportunities, which could have an adverse effect on our business and results of operations.

Risk Factors Related to Healthcare Regulation

We conduct business in a heavily regulated industry and if we fail to comply with these laws and government regulations, we could incur penalties or be required to make significant changes to our operations.

          The healthcare industry is heavily regulated and closely scrutinized by federal, state and local governments. Comprehensive statutes and regulations govern the manner in which we provide and bill for services, our contractual relationships with our physicians, vendors and customers, our marketing activities and other aspects of our operations. Failure to comply with these laws can result in civil and criminal penalties such as fines, damages and exclusion from the Medicare and Medicaid programs. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business.

          Our practitioners and our customers are also subject to ethical guidelines and operating standards of professional and trade associations and private accreditation agencies. Compliance with these guidelines and standards is often required by our contracts with our customers or to maintain our reputation.

          The laws, regulations and standards governing the provision of healthcare services may change significantly in the future. We cannot assure you that any new or changed healthcare laws, regulations or standards will not materially adversely affect our business. We cannot assure you that a review of our business by judicial, law enforcement, regulatory or accreditation authorities will not result in a determination that could adversely affect our operations.

We are subject to comprehensive and complex laws and rules that govern the manner in which we bill and are paid for our services by third party payors, and the failure to comply with these rules, or allegations that we have failed to do so, can result in civil or criminal sanctions, including exclusion from federal and state healthcare programs.

          Like most healthcare providers, the majority of our services are paid for by private and governmental third party payors, such as Medicare and Medicaid. These third party payors typically have differing and complex billing and documentation requirements that we must meet in order to receive payment for our services. Reimbursement to us is typically conditioned on our providing the correct procedure and diagnostic or condition codes, and properly documenting the services themselves, including the level of service provided, the medical necessity for the services, the site of service and the identity of the practitioner who provided the service.

          We must also comply with numerous other laws applicable to our documentation and the claims we submit for payment, including but not limited to (1) "coordination of benefits" rules that dictate which payor we must bill first when a patient has potential coverage from multiple payors; (2) requirements that we obtain the signature of the patient or patient representative, or, in certain cases, other documentation, prior to submitting a claim; (3) requirements that we make repayment to any payor which pays us more than the amount to which we are entitled; (4) requirements that we bill a hospital or nursing home, rather than Medicare, for certain ambulance transports provided to Medicare patients of such facilities; (5) "reassignment" rules governing our ability to bill and collect professional fees on behalf of our physicians; (6) requirements that our electronic claims for payment be submitted using certain standardized transaction codes and formats; and (7) laws requiring us to handle all health and financial information of our patients in a manner that complies with specified security and privacy standards.

          Governmental and private third party payors and other enforcement agencies carefully audit and monitor our compliance with these and other applicable rules, and in some cases in the past have found that we were not in compliance. We have received in the past, and expect to receive in the future, repayment demands from third party payors based on allegations that our services were not medically necessary, were billed at an improper level, or otherwise violated applicable billing requirements. Our failure to comply with the billing and other rules applicable to us could result in non-payment for services rendered or refunds of amounts previously paid for such services. In addition, non-compliance with these rules may cause us to incur civil and criminal penalties, including fines, imprisonment and exclusion from government healthcare programs such as Medicare and Medicaid, under a number of state and federal laws. These laws include the federal False Claims Act, the Civil Monetary Penalties Law, the Health Insurance Portability and Accountability Act of 1996, the federal Anti-Kickback Statute, the Balanced Budget Act of 1997, the federal Deficit Reduction Act of 2005, the American Recovery and Reinvestment Act of 2009 (ARRA) and other provisions of federal, state and local law. The federal False Claims Act was recently amended in a manner which makes it easier for the government to demonstrate that a violation has occurred.

          In addition, from time to time we self-identify practices that may have resulted in Medicare or Medicaid overpayments or other regulatory issues. For example, we have previously identified situations in which we may have inadvertently utilized incorrect billing codes for some of the services we have billed to government programs such as Medicare or Medicaid. In such cases, if appropriate, it is our practice to disclose the issue to the affected government programs and to refund any resulting overpayments. Although the government usually accepts such disclosures and repayments without taking further enforcement action, it is possible that such disclosures or repayments will result in allegations by the government that we have violated the False Claims Act or other laws, leading to investigations and possibly civil or criminal enforcement actions and sanctions.

          If our operations are found to be in violation of these or any of the other laws which govern our activities, any resulting penalties, damages, fines or other sanctions could adversely affect our ability to operate our business and our financial results.

Under recently enacted amendments to federal privacy law, we are subject to more stringent penalties in the event we improperly use or disclose protected health information regarding our patients.

          The Administrative Simplification Provisions of the Health Insurance Portability and Accountability Act of 1996, or HIPAA, required the Department of Health and Human Services, or HHS, to adopt standards to protect the privacy and security of certain health-related information. The HIPAA privacy regulations contain detailed requirements concerning the use and disclosure of individually identifiable health information by "covered entities," which include AMR and EmCare.

          In addition to the privacy requirements, HIPAA covered entities must implement certain administrative, physical, and technical security standards to protect the integrity, confidentiality and availability of certain electronic health information received, maintained, or transmitted. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims.

          The Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was enacted as part of the ARRA, significantly expands the scope of the privacy and security requirements under HIPAA and increases penalties for violations. Prior to the HITECH Act, the focus of HIPAA enforcement was on resolution of alleged non-compliance through voluntary corrective action without fines or penalties in most cases. That focus changed under the HITECH Act, which now imposes mandatory penalties for violations of HIPAA that are due to "willful neglect." For violations due to willful neglect, penalties start at $10,000 and are not to exceed $250,000. For violations due to willful neglect that are not corrected, penalties start at $50,000 and are not to exceed $1.5 million. For violations based on reasonable cause, penalties start at $1,000 per violation and are not to exceed $100,000. For violations determined to be made without knowledge, penalties start at $100 per violation and are not to exceed $25,000. The HITECH Act specifically allows the Office for Civil Rights (OCR) to continue to use corrective action without a penalty, but only in situations where the violation was made without knowledge. The HITECH Act also authorizes state attorneys general to file suit on behalf of their residents. Courts will be able to award damages, costs, and attorneys' fees related to violations of HIPAA in such cases.

          The HITECH Act and implementing regulations enacted by HHS further require that patients be notified of any unauthorized acquisition, access, use, or disclosure of their unsecured protected health information ("Unsecured PHI") that compromises the privacy or security of such information, with some exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals within the "same facility." The HITECH Act and implementing regulations specify that such notifications must be made "without unreasonable delay and in no case later than 60 calendar days after discovery of the breach." If a breach affects 500 patients or more, it must be reported immediately to HHS, which will post the name of the breaching entity on its public web site. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS at least annually. Breaches affecting 500 patients or more in the same state or jurisdiction must be reported to the local media. The security breach notification requirements apply not only to unauthorized disclosures of Unsecured PHI to outside third parties, but also to unauthorized internal access to such PHI which compromises the security or privacy of the individual's PHI. This means that unauthorized employee "snooping" into medical records could trigger the notification requirements. These security breach notification requirements became effective on September 23, 2009, but HHS has indicated it will not take enforcement action until February 2010.

          Many states in which we operate also have laws that protect the privacy and security of confidential, personal information. These laws may be similar to or even more protective than the federal provisions. Not only may some of these state laws impose fines and penalties upon violators, but some may afford private rights of action to individuals who believe their personal information has been misused. California's patient privacy laws, for example, provide for penalties of up to $250,000 and permit injured parties to sue for damages.

Changes in the healthcare industry and in healthcare spending may adversely affect our revenue.

          Almost all of our revenue is either from the healthcare industry or could be affected by changes in healthcare spending or legislation. The healthcare industry is subject to changing political, regulatory and other influences. National healthcare reform is currently a major focus at the federal level, and congressional leaders are working on major healthcare reform legislation that could be enacted into law by the end of 2009. Among other things, healthcare reform may increase governmental involvement in healthcare, lower reimbursement rates from both governmental and private third party payors, migrate coverage amongst payors, or otherwise change the legal and economic environment in which we and our customers operate. Our customers may respond by reducing their expenditures or postponing expenditure decisions, including expenditures for our services.

If we are unable to timely enroll our providers in the Medicare program, our collections and revenue will be harmed.

          In the 2009 Medicare Physician Fee Schedule, or MPFS, CMS substantially reduced the time within which providers can retrospectively bill Medicare for services provided by such providers from 27 months prior to the effective date of the enrollment to 30 days prior to the effective date of the enrollment. In addition, the new enrollment rules set forth in the 2009 MPFS also provide that the effective date of the enrollment will be the later of the date on which the enrollment was filed and approved by the Medicare contractor, or the date on which the provider began providing services. If we are unable to properly enroll physicians and midlevel providers within the thirty days after such a provider begins providing services, we will be precluded from billing Medicare for any services which were provided to a Medicare beneficiary more than thirty days prior to the effective date of the enrollment. Such failure to timely enroll providers could have a material adverse effect on our business, financial condition and results of operations.

Changes in the rates or methods of third party reimbursements may adversely affect our revenue and operations.

          We derive a majority of our revenue from direct billings to patients and third party payors such as Medicare, Medicaid and private health insurance companies. As a result, any changes in the rates or methods of reimbursement for the services we provide could have a significant adverse impact on our revenue and financial results. Healthcare reform legislation currently pending in Congress could result in substantial cuts in Medicare and Medicaid coverage and/or funding, as well as reductions in coverage and/or amounts paid by private payors, which could have an adverse impact on our revenues from those sources.

          Even if healthcare reform legislation currently pending in Congress is not enacted, government funding for healthcare programs is subject to statutory and regulatory changes, administrative rulings, interpretations of policy and determinations by intermediaries and governmental funding restrictions, all of which could materially impact program coverage and reimbursements for both ambulance and physician services. In recent years, Congress has consistently attempted to curb spending on Medicare, Medicaid and other programs funded in whole or part by the federal government. State and local governments have also attempted to curb spending on those programs for which they are wholly or partly responsible. This has resulted in cost containment measures such as the imposition of new fee schedules that have lowered reimbursement for some of our services and restricted the rate of increase for others, and new utilization controls that limit coverage of our services. For example, we estimate that the impact of a national fee schedule promulgated in 2002, as modified by subsequent legislation, resulted in a decrease in AMR's net revenue of approximately $17 million in 2006, a decrease in AMR's net revenue of approximately $7 million in 2007, and an increase in AMR's net revenue of approximately $14 million in 2008. Based upon the current Medicare transport mix, we expect that the impact of these factors will be an increase in AMR's net revenue totaling approximately $24 million for 2009 and a decrease in AMR's net revenue of approximately $29 million in 2010. Legislation is currently pending in Congress that would mitigate approximately 30% of this decrease. As another example, the 2010 Medicare Physician Fee Schedule Rule recently released by CMS will result in a 21.2% decrease in fee schedule amounts paid by Medicare for physician services unless Congress enacts legislation blocking the reduction, as it has done in previous years. Legislation is currently pending in Congress that would again replace this reduction with a small increase and would also modify the methodology CMS currently uses to calculate annual fee updates for physicians.

          In addition, state and local government regulations or administrative policies regulate ambulance rate structures in some jurisdictions in which we conduct transport services. We may be unable to receive ambulance service rate increases on a timely basis where rates are regulated, or to establish or maintain satisfactory rate structures where rates are not regulated.

          We believe that regulatory trends in cost containment will continue. We cannot assure you that we will be able to offset reduced operating margins through cost reductions, increased volume, the introduction of additional procedures or otherwise. In addition, we cannot assure you that federal, state and local governments will not impose reductions in the fee schedules or rate regulations applicable to our services in the future. Any such reductions could have a material adverse effect on our business, financial condition or results of operations.

If current or future laws or regulations force us to restructure our arrangements with physicians, professional corporations and hospitals, we may incur additional costs, lose contracts and suffer a reduction in net revenue under existing contracts, and we may need to refinance our debt or obtain debt holder consent.

          A number of laws bear on our contractual relationships with our physicians. There is a risk that state authorities in some jurisdictions may find that these contractual relationships violate laws prohibiting the corporate practice of medicine and fee-splitting prohibitions. These laws prohibit the practice of medicine by general business corporations and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing the physician's professional judgment. They may also prevent the sharing of professional services income with non-professional or business interests. From time to time, including recently, we have been involved in litigation in which private litigants have raised these issues.

          Our physician contracts include contracts with individual physicians and with physicians organized as separate legal professional entities (e.g., professional medical corporations). Antitrust laws may deem each such physician/entity to be separate, both from EmCare and from each other and, accordingly, each such physician/practice is subject to a wide range of laws that prohibit anti-competitive conduct between or among separate legal entities or individuals. A review or action by regulatory authorities or the courts could force us to terminate or modify our contractual relationships with physicians and affiliated medical groups or revise them in a manner that could be materially adverse to our business.

          Various licensing and certification laws, regulations and standards apply to us, our affiliated physicians and our relationships with our affiliated physicians. Failure to comply with these laws and regulations could result in our services being found to be non-reimbursable or prior payments being subject to recoupment, and can give rise to civil or criminal penalties. We are pursuing steps we believe we must take to retain or obtain all requisite licensure and operating authorities. While we have made reasonable efforts to substantially comply with federal, state and local licensing and certification laws and regulations and standards as we interpret them, we cannot assure you that agencies that administer these programs will not find that we have failed to comply in some material respects.

          EmCare's professional liability insurance program, under which insurance is provided for most of our affiliated medical professionals and professional and corporate entities, is reinsured through our wholly-owned subsidiary, EMCA Insurance Company, Ltd. The activities associated with the business of insurance, and the companies involved in such activities, are closely regulated. Failure to comply with the laws and regulations can result in civil and criminal fines and penalties and loss of licensure. While we have made reasonable efforts to substantially comply with these laws and regulations, and utilize licensed insurance professionals where necessary or appropriate, we cannot assure you that we will not be found to have violated these laws and regulations in some material respects.

          Adverse judicial or administrative interpretations could result in a finding that we are not in compliance with one or more of these laws and rules that affect our relationships with our physicians.

          These laws and rules, and their interpretations, may also change in the future. Any adverse interpretations or changes could force us to restructure our relationships with physicians, professional corporations or our hospital customers, or to restructure our operations. This could cause our operating costs to increase significantly. A restructuring could also result in a loss of contracts or a reduction in revenue under existing contracts. Moreover, if we are required to modify our structure and organization to comply with these laws and rules, our financing agreements may prohibit such modifications and require us to obtain the consent of the holders of such debt or require the refinancing of such debt.

Our contracts with healthcare facilities and marketing practices are subject to the federal Anti-Kickback Statute, and we entered into a settlement in 2006 for alleged violations of that statute.

          We are subject to the federal Anti-Kickback Statute, which prohibits the knowing and willful offer, payment, solicitation or receipt of any form of "remuneration" in return for, or to induce, the referral of business or ordering of services paid for by Medicare or other federal programs. "Remuneration" potentially includes discounts and in-kind goods or services, as well as cash. Certain federal courts have held that the Anti-Kickback Statute can be violated if "one purpose" of a payment is to induce referrals. Violations of the Anti-Kickback Statute can result in imprisonment, civil or criminal fines or exclusion from Medicare and other governmental programs.

          In 1999, the Office of Inspector General of the Department of Health and Human Services, or the OIG, issued an Advisory Opinion indicating that discounts provided to health facilities on the transports for which they are financially responsible potentially violate the Anti-Kickback Statute when the ambulance company also receives referrals of Medicare and other government-funded transports from the facility. The OIG has clarified that not all discounts violate the Anti-Kickback Statute, but that the statute may be violated if part of the purpose of the discount is to induce the referral of the transports paid for by Medicare or other federal programs, and the discount does not meet certain "safe harbor" conditions. In the Advisory Opinion and subsequent pronouncements, the OIG has provided guidance to ambulance companies to help them avoid unlawful discounts.

          Like other ambulance companies, we have provided discounts to our healthcare facility (nursing home and hospital) customers in certain circumstances. We have attempted to comply with applicable law when such discounts are provided. However, the government alleged that certain of our hospital and nursing home contracts in effect in Texas in periods prior to 2002 contained discounts in violation of the federal Anti-Kickback Statute, and in 2006 we entered into a settlement with the government regarding these allegations. The settlement included a Corporate Integrity Agreement, or CIA.

          There can be no assurance that other investigations or legal actions related to our contracting practices will not be pursued against AMR in other jurisdictions or for different time frames. If we are found to have violated the Anti-Kickback Statute, we may be subject to civil or criminal penalties, including exclusion from the Medicare or Medicaid programs, or may be required to enter into settlement agreements with the government to avoid such sanctions. Typically, such settlement agreements require substantial payments to the government in exchange for the government to release its claims, and may also require us to enter into a CIA.

          In addition to AMR's contracts with healthcare facilities, other marketing practices or transactions entered into by AMR and EmCare may implicate the Anti-Kickback Statute. Although we have attempted to structure our past and current marketing initiatives and business relationships to comply with the Anti-Kickback Statute, we cannot assure you that the OIG or other authorities will not find that our marketing practices and relationships violate the statute.

Changes in our ownership structure and operations require us to comply with numerous notification and reapplication requirements in order to maintain our licensure, certification or other authority to operate, and failure to do so, or an allegation that we have failed to do so, can result in payment delays, forfeiture of payment or civil and criminal penalties.

          We and our affiliated physicians are subject to various federal, state and local licensing and certification laws with which we must comply in order to maintain authorization to provide, or receive payment for, our services. For example, Medicare and Medicaid require that we complete and periodically update enrollment forms in order to obtain and maintain certification to participate in programs. Compliance with these requirements is complicated by the fact that they differ from jurisdiction to jurisdiction, and in some cases are not uniformly applied or interpreted even within the same jurisdiction. Failure to comply with these requirements can lead not only to delays in payment and refund requests, but in extreme cases can give rise to civil or criminal penalties.

          In certain jurisdictions, changes in our ownership structure require pre- or post-notification to governmental licensing and certification agencies, or agencies with which we have contracts. Relevant laws in some jurisdictions may also require re-application or re-enrollment and approval to maintain or renew our licensure, certification, contracts or other operating authority. The change in corporate structure and ownership in connection with our initial public offering required us to give notice, re-enroll or make other applications for authority to continue operating in various jurisdictions or to continue receiving payment from their Medicaid or other payment programs.

          While we have made reasonable efforts to substantially comply with these requirements, we cannot assure you that the agencies that administer these programs or have awarded us contracts will not find that we have failed to comply in some material respects. A finding of non-compliance and any resulting payment delays, refund demands or other sanctions could have a material adverse effect on our business, financial condition or results of operations.

If we fail to comply with the terms of our settlement agreements with the government, we could be subject to additional litigation or other governmental actions which could be harmful to our business.

          In the last six years, we have entered into four settlement agreements with the United States government. In February 2003, one of our subsidiaries, AMR of South Dakota, entered into a settlement agreement to resolve allegations that it incorrectly billed for transports performed by other providers when an AMR paramedic accompanied the patient during transport, and that it billed for certain non-emergency transports using emergency codes. In July 2004, another subsidiary, AMR West, entered into a settlement agreement in connection with billing matters related to emergency transports and specialized services. In August 2004, AMR entered into a settlement agreement on behalf of a subsidiary, Regional Emergency Services LP, or RES, to resolve allegations of violations of the False Claims Act by RES and a hospital system based on the absence of certificates of medical necessity and other non-compliant billing practices. In September 2006, AMR entered into a settlement agreement to resolve allegations that AMR subsidiaries provided discounts to healthcare facilities in Texas in periods prior to 2002 in violation of the Federal Anti-Kickback Statute.

          As part of the settlement AMR West entered into with the government, we entered into a CIA, the term of which has expired. Pursuant to this CIA, we were required to establish and maintain a compliance program which included, among other elements, the appointment of a compliance officer and committee, review by an independent review organization, and reporting of overpayments and other "reportable events." In connection with the September 2006 settlement for AMR, we also entered into a CIA which remains in effect and requires us to maintain a compliance program which includes the training of employees and safeguards involving our contracting process nationwide (including tracking of contractual arrangements in Texas). AMR of Massachusetts entered into a CIA in connection with its June 2002 settlement, the term of which has expired.

          We cannot assure you that the CIAs or the compliance program we have initiated has prevented, or will prevent, any repetition of the conduct or allegations that were the subject of these settlement agreements, or that the government will not raise similar allegations in other jurisdictions or for other periods of time. If such allegations are raised, or if we fail to comply with the terms of the CIAs, we may be subject to fines and other contractual and regulatory remedies specified in the CIAs or by applicable laws, including exclusion from the Medicare program and other federal and state healthcare programs. Such actions could have a material adverse effect on the conduct of our business, our financial condition or our results of operations.

If we are unable to effectively adapt to changes in the healthcare industry, our business may be harmed.

          Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental change. We anticipate that the federal and state governments may continue to review and assess alternative healthcare delivery and payment systems and may in the future propose and adopt legislation effecting fundamental changes in the healthcare delivery system.

          We cannot assure you as to the ultimate content, timing or effect of changes, nor is it possible at this time to estimate the impact of potential legislation. Further, it is possible that future federal and state legislation and regulation could adversely affect our business or could change the operating environment of our customers. It is possible that changes to the Medicare or other government reimbursement programs may serve as precedent to similar changes in other payors' reimbursement policies in a manner adverse to us. Similarly, changes in private payor reimbursement programs could lead to adverse changes in Medicare and other government payor programs which could have a material adverse effect on our business, financial condition or results of operations.

 USE OF PROCEEDS

          We will not receive any proceeds from the sale of shares of class A common stock in this offering by the selling stockholders. See "Selling Stockholders" and "Underwriting."

CAPITALIZATION

          The following table sets forth our unaudited consolidated cash and cash equivalents and our capitalization, as of September 30, 2009 on an actual and as adjusted basis for this offering. For additional information regarding our outstanding debt, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" in our Quarterly Report on Form 10-Q for the period ended September 30, 2009, which we incorporate by reference into this prospectus supplement.

	As of September 30, 2009
	Actual	As Adjusted
	(dollars in thousands, except share data)
Cash and cash equivalents	$331,105	$331,105

Long-term debt, including current portion:
Revolving credit facility(1)	—	—
Term loan	200,289	200,289
Capital leases and other debt	4,924	4,924

Total senior debt	205,213	205,213
Senior subordinated notes	250,000	250,000

Total debt	455,213	455,213
Stockholders' equity
Preferred stock, $0.01 par value per share; 20,000,000 shares authorized pro forma; no shares issued and outstanding	—	—
Class A common stock, $0.01 par value per share; 100,000,000 shares authorized; 19,823,327 shares issued and outstanding; 27,823,327 shares issued and outstanding as adjusted	198	278
Class B common stock, $0.01 par value per share, 40,000,000 shares authorized; 133,957 shares issued and outstanding; 126,489 shares issued and outstanding as adjusted	1	1
Class B special voting stock, $0.01 par value per share; 1 share authorized issued and outstanding	—	—
LP exchangeable units, 22,916,088 units issued and outstanding; 14,923,556 units issued and outstanding as adjusted	151,568	98,705
Additional paid-in capital	204,857	257,640
Retained earnings	285,771	285,771
Accumulated other comprehensive loss	(993)	(993)

Total stockholders' equity	641,402	641,402

Total capitalization	$1,096,615	$1,096,615

(1)
The revolving credit facility provides for availability of borrowings and issuances of letters of credit for up to $100.0 million. At September 30, 2009, there were no borrowings outstanding under the revolving credit facility, letters of credit outstanding were $43.6 million and the maximum remaining available under the revolving credit facility was $56.4 million.

PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDEND POLICY

          Our class A common stock has been listed on the New York Stock Exchange under the symbol "EMS" since it began trading on December 16, 2005. Prior to that time, there had been no public market for our class A common stock. The following table sets forth, on a per share basis for the periods presented, the range of high and low trading prices and the closing price of our class A common stock. On November 19, 2009, the last reported sale price for our class A common stock was $48.31 per share.

Quarter Ended	High Price ($)	Low Price ($)	Closing Price ($)
December 31, 2006	21.81	16.10	20.98
March 31, 2007	29.74	19.93	29.46
June 30, 2007	43.41	28.23	39.13
September 30, 2007	46.00	22.55	30.25
December 31, 2007	35.60	26.90	29.28
March 31, 2008	33.03	21.17	24.69
June 30, 2008	26.45	20.56	22.63
September 30, 2008	34.83	20.75	29.88
December 31, 2008	38.63	26.29	36.61
March 31, 2009	39.11	26.64	31.39
June 30, 2009	37.38	28.90	36.82
September 30, 2009	49.54	36.31	46.50

          We have not paid any cash dividends on our class A common stock since our formation in December 2005 and do not expect to pay dividends for the foreseeable future. Currently, our senior secured credit facility restricts the payment of dividends. In addition, the payment of any future dividends to our stockholders will depend on decisions that will be made by our board of directors and will depend on then existing conditions, including our financial condition, contractual restrictions, corporate law restrictions, capital requirements and business prospects, and any other factors our board of directors deems relevant.

SELLING STOCKHOLDERS

          The shares of class A common stock offered hereby have not been issued. Upon transfer of shares of our class B common stock that will be held by the selling stockholders upon exchange of their LP exchangeable units in connection with this offering, such shares will convert automatically into, and the purchasers will receive from EMSC out of its authorized capital, the shares of class A common stock offered hereby. The transfer will be made through the facilities of the Depository Trust Company.

          The following table presents information with respect to the selling stockholders' beneficial ownership of our class A common stock as of November 16, 2009, and the shares of class A common stock that each such selling stockholder is offering under this prospectus supplement. In February 2005, the selling stockholders named in the table below, led by an investor group including Onex Partners LP and Onex Corporation and members of our management, purchased our operating subsidiaries — AMR and EmCare — from Laidlaw International, Inc. The Onex entities' equity interests are held through LP exchangeable units that are immediately exchangeable for, and substantially equal to, our class B common stock. Following the completion of this offering, affiliates of Onex Corporation will own approximately 35% of our equity interests and approximately 84% of our combined voting power.

          In addition to the entities named below, the selling stockholders include a holder who is selling less than 1% of our outstanding shares of class A common stock.

          Except as noted in the footnotes to the table below or disclosed under the headings entitled "Board of Directors," "Executive Officers, "Employment Agreements" and "Certain Relationships and Related Transactions" in our Proxy Statement on Schedule 14A for the 2009 Annual Meeting of Stockholders, which is incorporated by reference herein, no selling stockholder has had, within the past three years, any position, office or material relationship with us or any of our predecessors or affiliates.

	Shares Beneficially Owned Before Offering(1)(2)				Shares Beneficially Owned After Offering(1)
Name of Selling Stockholder	Number	Percent of Class B	Percentage of All Equity Shares/ Percentage of Voting Power	Number of Class A Shares Offered	Number	Percent of Class B	Percentage of All Equity Shares/ Percentage of Voting Power
Onex Partners LP(3)(4)	12,295,229	53.3%	28.7%/49.1%	4,288,254	8,006,975	53.2%	18.7%/44.9%
Onex Partners LLC(4)(5)	7,927,346	34.4%	18.5%/31.7%	2,764,851	5,162,495	34.3%	12.0%/29.0%
Onex EMSC Co-Invest LP(4)(6)	2,030,459	8.8%	4.7%/8.1%	708,171	1,322,288	8.8%	3.1%/7.4%
EMS Executive Investco LLC(4)(7)	456,537	2.0%	1.1%/1.8%	159,228	297,309	2.0%	0.7%/1.7%
Onex US Principals LP(4)(8)	206,517	0.9%	0.5%/0.8%	72,028	134,489	0.9%	0.3%/0.8%

(1)
The amounts and percentages of our common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, including our common stock subject to an option that is exercisable within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest.

  According to the SEC rules, any securities not outstanding (such as shares of our class B common stock issuable on conversion of our LP exchangeable units) should be assumed to be outstanding only for the calculation of beneficial ownership of the individual who beneficially owns such shares. Our calculation of the beneficial ownership of our class B common stock assumes the exchange of all of our LP exchangeable units for class B common stock because the LP exchangeable unit holders currently have the power to direct a number of votes equal to the votes they would cast if they exchanged their LP exchangeable units for class B common stock.

(2)
The LP exchangeable units are exchangeable on a one-for-one basis for shares of class B common stock and our class B common stock is convertible on a one-for-one basis for shares of class A common stock, in each case at any time at the option of the holder. Accordingly, this table assumes the exchange of all LP exchangeable units for class B common stock (and, in the column entitled "Number of Class A Shares Offered," the conversion of class B common stock for class A common stock). Until the exchange, the holders of the LP exchangeable units have the benefit of the class B special voting stock through which the holders may exercise voting rights as though they held the same number of shares of class B common stock. As a result, each person identified as a beneficial owner of class B common stock may also be deemed to own beneficially a percentage of the one share of class B special voting stock approximately equal to that person's percentage ownership of the class B common stock. Moreover, each holder of class B common stock may be deemed to own an equal number of shares of class A common stock. On all matters to be voted on by our stockholders, our class A common stock has one vote per share and our class B common stock has ten votes per share.

(3)
All of the LP exchangeable units owned by Onex Partners LP may be deemed owned beneficially by each of Onex Partners GP LP (the general partner of Onex Partners LP), Onex Partners GP, Inc. (the general partner of Onex Partners GP LP) and Onex Corporation (owner of all of the outstanding common stock of Onex Partners GP Inc.). The address for Onex Partners LP is c/o Onex Investment Corporation, 712 Fifth Avenue, New York, New York 10019.

(4)
Mr. Gerald W. Schwartz, the Chairman, President and Chief Executive Officer of Onex Corporation, owns shares representing a majority of the voting rights of the shares of Onex Corporation and as such may be deemed to own beneficially all of the LP exchangeable units owned beneficially by Onex Corporation. Mr. Schwartz disclaims such beneficial ownership.

(5)
All of the LP exchangeable units owned by Onex Partners LLC may be deemed owned beneficially by Onex Corporation, through Onex Corporation's ownership of all of the equity of Onex Partners LLC. The address for Onex Partners LLC is 421 Leader Street, Marion, Ohio 43302.

(6)
All of the LP exchangeable units owned by Onex EMSC Co-Invest LP may be deemed owned beneficially by each of Onex Partners GP LP (the general partner of Onex EMSC Co-Invest LP), Onex Partners GP, Inc. (the general partner of Onex Partners GP LP) and Onex Corporation (owner of all of the outstanding common stock of Onex Partners GP Inc.). The address for Onex EMSC Co-Invest LP is c/o Onex Investment Corporation, 712 Fifth Avenue, New York, New York 10019.

(7)
All of the LP exchangeable units owned by EMS Executive Investco LLC may be deemed owned beneficially by each of Onex American Holdings II LLC (owner of 100% of the voting power of EMS Executive Investco LLC) and Onex Corporation (owner of all of the equity of Onex American Holdings GP LLC). The address for EMS Executive Investco LLC is c/o Onex Investment Corporation, 712 Fifth Avenue, New York, New York 10019.

(8)
All of the LP exchangeable units owned by Onex US Principals LP may be deemed owned beneficially by each of Onex American Holdings GP LLC (the general partner of Onex US Principals LP) and Onex Corporation (owner of all of the equity of Onex American Holdings GP LLC). The address for Onex US Principals LP is c/o Onex Investment Corporation, 712 Fifth Avenue, New York, New York 10019.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
TO HOLDERS OF CLASS A COMMON STOCK

          The following summary describes certain material federal income tax consequences arising from the purchase, ownership and disposition of our class A common stock acquired in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to each holder due to the particular circumstances of such holder or, except as expressly stated, address estate and gift tax consequences, any aspect of the U.S. federal alternative minimum tax, state, local or other tax consequences or non-U.S. tax laws. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed United States Treasury regulations promulgated thereunder, and the administrative and judicial interpretations thereof, all as in effect as of the date of this prospectus supplement and all of which are subject to change, possibly with retroactive effect. In particular, this summary does not address the considerations that may be applicable to (a) particular classes of taxpayers, including financial institutions, insurance companies, small business investment companies, mutual funds, partnerships or other pass-through entities or investors in such entities, expatriates, broker-dealers and tax-exempt organizations, (b) holders with a "functional currency" other than the U.S. dollar or (c) holders of 10% or more of the total combined voting power of EMSC's shares. This summary deals only with the tax treatment of holders who own our class A common stock as "capital assets" as defined in Section 1221 of the Code.

          THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET FORTH BELOW IS FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP, SALE OR OTHER DISPOSITION OF SECURITIES INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS, POSSIBLE CHANGES IN THE TAX LAWS AND THE POSSIBLE APPLICABILITY OF INCOME TAX TREATIES.

          As used herein, the term "U.S. Holder" means a beneficial owner of our class A common stock that is for U.S. federal income tax purposes:

  •
  a U.S. citizen or individual resident in the United States,

  •
  a corporation, or other entity treated as a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia,

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

  •
  a trust (i) if a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all of the substantial interests of such trust or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

          Except as provided below in the discussion of estate tax, the term "Non-U.S. Holder" means a beneficial owner of our class A common stock that is, for U.S. federal income tax purposes, a nonresident alien individual or a corporation, trust or estate that is not a U.S. Holder.

          If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our class A common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner in such a partnership, you should consult your own tax advisor regarding the tax consequences of the purchase, ownership and disposition of our class A common stock.

Dividends

          We do not anticipate paying cash dividends on our class A common stock in the foreseeable future. See "Price Range of Class A Common Stock and Dividend Policy." If distributions are paid on shares of our class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, a holder's adjusted tax basis in our class A common stock. Any remainder will constitute gain from the deemed sale of the class A common stock. See "Certain U.S. Federal Income Tax Consequences to Holders of Class A Common Stock — Dispositions."

          U.S. Holders.    Any distributions by us treated as dividends will be treated as U.S. source dividend income and will be eligible for the dividends-received deduction generally allowed to U.S. corporations under Section 243 of the Code (subject to certain limitations and holding period requirements).

          For taxable years beginning before January 1, 2011, certain "qualified dividend income" will be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to capital gains (subject to certain limitations). A U.S. Holder will be eligible for this reduced rate only if it has held our class A common stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. If no legislative action is taken, then for taxable years beginning on or after January 1, 2011, dividends will be subject to tax at higher ordinary income rates.

          Non-U.S. Holders.    Any distributions treated as dividends on our stock paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate on the gross amount of the dividend or such lower rate as may be provided by an applicable income tax treaty. Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States and, if a tax treaty applies, attributable to a permanent establishment or fixed base in the United States, known as "U.S. trade or business income," are generally not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payor. However, such U.S. trade or business income, net of specified deductions and credits, generally is taxed at the same graduated rates as applicable to U.S. persons. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty.

          A Non-U.S. Holder that claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

          A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax or other exclusion from withholding under an income tax treaty but that did not timely provide required certifications or other requirements, or that has received a distribution subject to withholding in excess of the amount properly treated as a dividend, may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Dispositions

          U.S. Holders.    A U.S. Holder will recognize gain or loss for U.S. federal income tax purposes upon the sale or other taxable disposition of our class A common stock in an amount equal to the difference between the amount realized and the U.S. Holder's adjusted tax basis for such stock. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the stock had been held for more than one year. If the U.S. Holder's holding period on the date of the sale or exchange is one year or less, such gain or loss will be short-term capital gain or loss. However, if a U.S. Holder has received a dividend to which the special reduced rate of tax, discussed above, applies, and which exceeds 10% of the U.S. Holder's basis for the stock (taking into account certain rules that aggregate dividends for this purpose), any loss on sale or other disposition generally will be a long-term capital loss to the extent of that excess, regardless of the U.S. Holder's actual holding period. Any gain or loss recognized on the sale or other disposition of our class A common stock will generally be U.S. source income. Any capital loss realized upon sale, exchange or other disposition of our class A common stock is generally deductible only against capital gains and not against ordinary income, except that in the case of certain noncorporate taxpayers, a capital loss may be deductible to the extent of capital gains plus ordinary income of up to $3,000.

          A U.S. Holder's tax basis for his, her or its shares of our class A common stock will generally be the purchase price paid therefor by such U.S. Holder (reduced by amounts of any distributions treated as a return of capital received by such U.S. Holder).

          Non-U.S. Holders.    A Non-U.S. Holder generally will not be subject to U.S. federal income tax (or withholding thereof) on gain recognized on a disposition of our class A common stock unless:

  •
  the gain is U.S. trade or business income, in which case such gain generally will be taxed in the same manner as gains of U.S. persons, and such gains may also be subject to the branch profits tax in the case of a corporate Non-U.S. Holder;

  •
  the Non-U.S. Holder is an individual who is present in the United States for more than 182 days in the taxable year of the disposition and who meets certain other requirements, in which case such holder generally will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the sale, exchange, retirement or other disposition of the class A common stock) exceed capital losses allocable to U.S. sources; or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our class A common stock (the "applicable period").

          Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market values of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a "U.S. real property holding corporation" generally will not apply to a Non-U.S. Holder whose holdings, actual or constructive, at all times during the applicable period, constituted 5% or less of our class A common stock, provided that our class A common stock was regularly traded on an established securities market. We believe we have never been, are not currently and are not likely to become a U.S. real property holding corporation for U.S. federal income tax purposes in the future.

          Information Reporting and Backup Withholding.    We must report annually to the U.S. Internal Revenue Service and to each holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and the amount of tax withheld may also be made available to the tax authorities in the country in which a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty.

          Backup withholding, currently imposed at a rate of 28%, may apply to payments of dividends paid by us. If you are a U.S. Holder, backup withholding will apply if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to report all interest and dividends required to be shown on your federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding.

          If you are a Non-U.S. Holder, backup withholding will apply to dividend payments if you fail to provide us with the required certification that you are not a U.S. person.

          Payments of the proceeds from a disposition (including a redemption) effected outside the United States by or through a non-US. broker generally will not be subject to information reporting or backup withholding. However, information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner of the disposed stock is a Non-U.S. Holder and either specified conditions are met or an exemption is otherwise established. Backup withholding and information reporting will apply to dispositions made by or through a U.S. office of any broker (U.S. or foreign), unless an exemption is established.

          Backup withholding is not an additional tax. Any amounts withheld from a payment to you that result in an overpayment of taxes generally will be refunded, or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

          Holders should consult their own tax advisors regarding application of backup withholding and information reporting in their particular circumstance and the availability of, and procedure for obtaining, an exemption from backup withholding and information reporting under current U.S. Treasury regulations.

          Federal Estate Tax.    Class A common stock owned or treated as owned by an individual who is a Non-U.S. Holder (as specifically defined for U.S. federal estate tax purposes) at the time of death will be included in such individual's gross estate for U.S. federal estate tax purposes, unless an applicable treaty provides otherwise.

DESCRIPTION OF CAPITAL STOCK

          The following description summarizes the material terms of our capital stock and provisions of our restated certificate of incorporation and restated by-laws. This description also summarizes the principal agreements relating to the LP exchangeable units. Because this is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation and restated by-laws, the EMS L.P. limited partnership agreement and the voting and exchange trust agreement referred to below, copies of which we have filed with the SEC, and to the applicable provisions of the Delaware General Corporation Law, or the DGCL, and the Delaware Revised Uniform Limited Partnership Act. References to our certificate of incorporation and to our by-laws are references to these documents, as restated.

Overview

          Our authorized capital stock consists of:

  •
  100,000,000 shares of class A common stock, par value $0.01 per share,

  •
  40,000,000 shares of class B common stock, par value $0.01 per share,

  •
  one share of class B special voting stock, $0.01 par value, and

  •
  20,000,000 shares of preferred stock, par value $0.01 per share.

          We refer to our class A common stock and our class B common stock together as "our common stock."

          At any time at the option of the holder:

  •
  each LP exchangeable unit is exchangeable into one share of class B common stock, and

  •
  each share of class B common stock is convertible into one share of class A common stock.

          Our securities are entitled to vote on all matters subject to a vote of holders of common stock, voting together as a single class, as follows:

  •
  class A common stock is entitled to one vote per share,

  •
  class B common stock is entitled to ten votes per share (reducing to one vote per share under certain limited circumstances), and

  •
  one share of class B special voting stock, held for the benefit of the holders of LP exchangeable units, is entitled to a number of votes equal to the number of votes that could be cast if all the then outstanding LP exchangeable units were exchanged for class B common stock.

          The holders of LP exchangeable units may therefore exercise voting rights with respect to EMSC as though they held the same number of shares of our class B common stock.

Common Stock

          The class A common stock and the class B common stock are identical in all respects, except with respect to voting and except that each share of class B common stock is convertible into one share of class A common stock at the option of the holder. All of our existing common stock is, and the shares of class A common stock being offered by the selling stockholders in this offering will be, upon payment therefor, validly issued, fully paid and non-assessable.

          Voting Rights.    Generally, on all matters on which the holders of common stock are entitled to vote, the holders of the class A common stock, the class B common stock and the class B special voting stock vote together as a single class. On all matters with respect to which the holders of our common stock are entitled to vote, each outstanding share of class A common stock is entitled to one vote, each outstanding share of class B common stock is entitled to ten votes and the one share of class B special voting stock is entitled to a number of votes equal to the number of votes that could be cast if all of the then outstanding LP exchangeable units were exchanged for class B common stock. If the Minimum Hold Condition is no longer satisfied, the number of votes per share of class B common stock will be reduced automatically to one vote per share. The Minimum Hold Condition is satisfied so long as the aggregate of the numbers of outstanding shares of class B common stock and LP exchangeable units is at least 10% of the total number of shares of common stock and LP exchangeable units outstanding.

          Class A Common Stock.    In addition to the other voting rights or power to which the holders of class A common stock are entitled, holders of class A common stock are entitled to vote as a separate class on approval of (i) any alteration, repeal or amendment of our certificate of incorporation which would adversely affect the powers, preferences or rights of the holders of class A common stock; and (ii) any merger or consolidation of our company with any other entity if, as a result, shares of class B common stock would be converted into or exchanged for, or receive, any consideration that differs from that applicable to the shares of class A common stock as a result of such merger or consolidation, other than a difference limited to preserving the relative voting power of the holders of the class A common stock, the class B common stock and the class B special voting stock. In respect of any matter as to which the holders of the class A common stock are entitled to a class vote, holders have one vote per share, and the affirmative vote of the holders of a majority of the shares of class A common stock outstanding is required for approval.

          Class B Common Stock and Class B Special Voting Stock.    In addition to the other voting rights or power to which the holders of class B common stock and class B special voting stock are entitled, holders of class B common stock and class B special voting stock are entitled to vote together as a single class on approval of (i) any alteration, repeal or amendment of our certificate of incorporation which would adversely affect the powers, preferences or rights of the holders of class B common stock or class B special voting stock; and (ii) any merger or consolidation of our company with any other entity if, as a result, (a) the class B special voting stock would not remain outstanding or (b) shares of class B common stock would be converted into or exchanged for, or receive, any consideration that differs from that applicable to the shares of class A common stock as a result of such merger or consolidation, other than a difference limited to preserving the relative voting power of the holders of the class A common stock, the class B common stock and the class B special voting stock. In respect of any matter as to which the holders of the class B common stock and class B special voting stock are entitled to a class vote, holders of class B common stock have one vote per share and the holder of the class B special voting stock will have one vote for each LP exchangeable unit outstanding, and the affirmative vote of the holders of a majority of the votes entitled to be cast is required for approval.

          Dividend Rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of our outstanding common stock are entitled to any dividend declared by the board of directors out of funds legally available for this purpose. No dividend can be declared on the class A or class B common stock unless at the same time an equal dividend is paid on each share of class A or class B common stock, as the case may be. Dividends paid in shares of our common stock must be paid, with respect to a particular class of common stock, in shares of that class. We will not pay dividends on our class B special voting stock. The holders of the LP exchangeable units have the right to receive distributions equivalent to, on a per share/per unit basis, the dividends paid to the holders of the class A and class B common stock. If a dividend with respect to our common stock is paid in shares of common stock, the corresponding distribution with respect to the LP exchangeable units will be made in LP exchangeable units.

          Conversion Rights.    The class A common stock is not convertible. Each share of class B common stock may be converted at any time at the option of the holder into one share of class A common stock. The class B common stock will be converted automatically into class A common stock upon a transfer thereof to any person other than (i) Onex Corporation, (ii) an affiliate of Onex, (iii) Gerald W. Schwartz or an affiliate of Mr. Schwartz, (iv) Onex Partners LP or (v) or another person or entity, provided, that, in the case of this clause (v), Onex, an affiliate of Onex, Mr. Schwartz or Onex Partners LP has or shares "voting power" or "investment power," as those terms are defined in the rules of the SEC, over the class B common stock held by that person or entity.

          Preemptive or Similar Rights.    Our common stock is not entitled to preemptive or other similar rights to purchase any of our securities.

          Right to Receive Liquidation Distributions.    Upon our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the rights of any holders of preferred stock then outstanding, and subject to the rights of the holders of LP exchangeable units to receive distributions of assets equivalent to, on a per share/per unit basis, the distributions to the holders of class A and class B common stock. We will not make any distribution of assets with respect to the class B special voting stock upon our liquidation, dissolution or winding up other than a distribution equal to its $0.01 par value.

LP Exchangeable Units and Class B Special Voting Stock

          Each of the LP exchangeable units is a security of EMS L.P. that, taking into account the ancillary rights described in this section, is substantially equivalent economically to a share of class B common stock. The holders of LP exchangeable units have the following rights:

  •
  the right to exchange those units, at the holders' option, for shares of class B common stock on a one-for-one basis,

  •
  the right to receive distributions, on a per unit basis, in amounts (or property in the case of non-cash dividends), which are the same as, or economically equivalent to, and which are payable at the same time as, dividends declared on the class B common stock (or dividends that would be required to be declared if class B common stock were outstanding),

  •
  the right to vote, through the trustee holder of the class B special voting stock, at all stockholder meetings at which holders of the class B common stock or class B special voting stock are entitled to vote, and

  •
  the right to participate on a pro rata basis with the class B common stock in the distribution of assets of EMSC, upon specified events relating to the voluntary or involuntary liquidation, dissolution, winding up or other distribution of the assets through the mandatory exchange of LP exchangeable units for shares of class B common stock.

          We are party to a voting and exchange trust agreement and have issued one share of class B special voting stock to Onex Corporation as trustee to be held for the benefit of the holders of LP exchangeable units. By furnishing instructions to the trustee, holders of the LP exchangeable units are able to exercise essentially the same voting rights with respect to EMSC as they would have if they had exchanged their LP exchangeable units for shares of our class B common stock.

          In the EMS L.P. partnership agreement, we agreed to maintain the economic equivalency of the LP exchangeable units and the class B common stock by, among other things, not declaring and paying dividends on the class A common stock or class B common stock unless EMS L.P. is able to make, and in fact makes, economically equivalent and contemporaneous distributions on the LP exchangeable units in accordance with the terms of those units. EMS L.P. may also make such unit distributions or adjustments from time to time as necessary to maintain the one-for-one economic equivalence between the LP exchangeable units and shares of our class B common stock. The LP exchangeable units do not carry any other right to receive distributions from EMS L.P.

          The partnership agreement provides that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction for the purpose of acquiring the class A common stock and/ or class B common stock is proposed by us or is proposed to us or our stockholders and is recommended by our board of directors, or is otherwise effected or to be effected with the consent or approval of our board of directors and the LP exchangeable units are not otherwise exchanged for shares of class B common stock, then we will use our reasonable efforts to enable and permit holders of LP exchangeable units to participate in such an offer to the same extent and on an economically equivalent basis as the holders of our common stock. Without limiting the generality of the foregoing, we will use our reasonable efforts to ensure that holders of LP exchangeable units may participate in all such offers without being required to exercise their right to exchange their LP exchangeable units for class B common stock or, if so required, to ensure that any such exchange shall be effective only upon, and shall be conditional upon, the closing of the offer and only to the extent necessary to tender or deposit under the offer. In the event of the acquisition of EMSC through a merger or similar transaction, we will use our reasonable efforts to permit holders of LP exchangeable units to participate in such transaction to the same extent, and on an economically equivalent basis, as the holders of our common stock. Without limiting the generality of the foregoing, we will use our reasonable efforts to ensure that the holders of LP exchangeable units may participate in such transaction without being required to exercise their right to exchange their LP exchangeable units for class B common stock by effecting a concurrent merger or similar transaction of EMS L.P. with the acquiring entity.

          The exchange rights of the LP exchangeable units are subject to adjustment or modification in the event of a stock split, combination or other change to our capital structure so as to maintain the initial one-to-one relationship between the LP exchangeable units and our class B common stock. We may cause all of the outstanding LP exchangeable units to be exchanged for one share of our class B common stock for each LP exchangeable unit held at any time after December 15, 2045 or if the number of LP exchangeable units is less than 5% of the number of LP exchangeable units outstanding at the closing of our initial public offering (adjusted for reorganizing, recapitalizing or other changes in equity).

          The LP exchangeable units may not be resold or otherwise transferred in the United States except to an Onex entity (or in connection with a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction or merger as described above) and then only pursuant to an effective registration statement under the Securities Act or an exemption from registration under the Securities Act.

Preferred Stock

          Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of up to 20,000,000 shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of our common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock. No shares of preferred stock are outstanding, and we have no present intention to issue any shares of preferred stock.

Class B Common Stock and Class B Special Voting Stock

          The Onex entities' ownership of the LP exchangeable units entitles them to acquire from us substantially all of the class B common stock which carries ten votes per share. Through the class B special voting stock, the Onex entities exercise essentially the same voting rights with respect to EMSC as they would have if they had exchanged their LP exchangeable units for our class B common stock. Upon completion of this offering, Onex will own beneficially approximately 39% of our common stock and will control approximately 86% of the combined voting power of our outstanding common stock.

Undesignated Preferred Stock

          The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Advance Notice Requirements for Stockholder Proposals and Directors Nominations

          Our by-laws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting, must provide timely notice of their intent in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, our principal executive offices not less than 120 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year's annual meeting of stockholders; provided, that if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days earlier than such anniversary, notice by the stockholder, to be timely, must be received a reasonable time before the solicitation is made. These by-law provisions are not applicable to a holder of class B common stock or class B special voting stock. Our by-laws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may have the effect of precluding our stockholders from bringing matters before a meeting or from making nominations for directors if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect our slated directors or otherwise attempting to obtain control of EMSC.

Call of Special Meetings

          Our by-laws provide that, except as otherwise required by law, special meetings of the stockholders may be called only by the board of directors, our chief executive officer, our secretary or the holders of our common stock having a majority of the voting power of all our outstanding class A common stock, class B common stock and class B special voting stock, collectively. Stockholders are not otherwise permitted to call a special meeting or to require the board of directors to call a special meeting.

Filling of Board Vacancies; Removal

          Our by-laws authorize only our board of directors to fill vacancies created by resignation or removal and newly created directorships. This may deter a stockholder from increasing the size of our board and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

          So long as the Minimum Hold Condition is satisfied, any director or the entire board of directors may be removed, with or without cause, by the holders of shares of class A common stock, class B common stock and class B special voting stock, voting together as a single class.

Staggered Board

          Our certificate of incorporation provides that our board is classified into three classes of directors. The existence of a staggered board could delay a successful tender offeror from obtaining majority control of our board, and the prospect of such delay may deter a potential offeror.

Additional Certificate of Incorporation and By-Law Provisions

Stockholder Action by Written Consent

          Any action required or permitted to be taken at an annual or special stockholders' meeting may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The action must be evidenced by one or more written consents describing the action taken, signed by the stockholders entitled to take action without a meeting, and delivered to us in the manner prescribed by the DGCL.

Delaware "Business Combination" Statute

          We have elected not to be subject to Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless the transaction is approved by the board of directors before that person becomes an "interested stockholder" or another exception is available. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to a stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute is intended to prohibit or delay the accomplishment of mergers or other takeover or change in control attempts that do not receive the prior approval of the board of directors. By virtue of our decision to elect out of the statute's provisions, the statute does not apply to us, but we could elect to be subject to Section 203 in the future by amending our certificate of incorporation.

Amendments to our Certificate of Incorporation and By-laws

          Except where our board of directors is permitted by law or by our certificate of incorporation to act without any action by our stockholders, provisions of our certificate of incorporation may not be adopted, repealed, altered or amended, in whole or in part, without the approval of a majority of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon as a class. The holders of the outstanding shares of a particular class of our capital stock are entitled to vote as a class upon any proposed amendment of our certificate of incorporation that would alter or change the relative powers, preferences or participating, optional or other special rights of the shares of such class so as to affect them adversely relative to the holders of any other class. Our by-laws may be amended or repealed and new by-laws may be adopted by a vote of the holders of a majority of the voting power of our common stock or, except to the extent relating to stockholders meetings and stockholder action by written consent, by the board of directors. Any by-laws adopted or amended by the board of directors may be amended or repealed by the stockholders entitled to vote thereon.

Indemnification of Directors and Officers and Limitations on Liability

          Our certificate of incorporation and by-laws provide a right to indemnification to the fullest extent permitted by law to any person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether by or in our right or otherwise, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was our director or officer or is or was serving at our request as a director or officer of another corporation or in a capacity with comparable authority or responsibilities for any partnership, joint venture, trust, employee benefit plan or other enterprise, and that such person will be indemnified and held harmless by us to the fullest extent authorized by, and subject to the conditions and procedures set forth in the DGCL, against all judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys' fees, disbursements and other charges). Our by-laws authorize us to take steps to ensure that all persons entitled to the indemnification are properly indemnified, including, if the board of directors so determines, purchasing and maintaining insurance.

          Our certificate of incorporation provides that none of the directors shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders,

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

  •
  the payment of unlawful dividends and unlawful repurchase or redemption of our capital stock prohibited by the DGCL, and

  •
  any transaction from which the director derived any improper personal benefits.

The effect of this provision of our certificate of incorporation is to eliminate our rights and the rights of our stockholders to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's duty of care.

Registration Agreement

          We are a party to a registration agreement with Onex Partners, certain Onex affiliates and other investors, including certain members of management, who hold a majority of our outstanding common stock and LP exchangeable units. These persons have the right, subject to various conditions and limitations, to include their shares of class A common stock in registration statements relating to our securities. In addition, the Onex entities have the right, on unlimited occasions, to demand that we register their shares of our common stock under the Securities Act, subject to certain limitations. If we propose to register any shares of our common stock under the Securities Act either for our account or for the account of any stockholders, the holders having piggyback registration rights are entitled to receive notice of such registration and include their shares of our common stock in any such registration. These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in a registration. We generally are required to bear all expenses of such registrations.

          Registration of any of the shares of our common stock held by stockholders with registration rights would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

Transfer Agent and Registrar

          American Stock Transfer & Trust Company will serve as our transfer agent and registrar for our class A common stock. The transfer agent's address is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038 and the telephone number is (800) 937-5449.

UNDERWRITING

          We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,000,000
Goldman, Sachs & Co.	2,760,000
J.P. Morgan Securities Inc.	960,000
Oppenheimer & Co. Inc.	640,000
Stephens Inc.	640,000

Total	8,000,000

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Commissions and Discounts

          The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,200,000 additional shares.

	Per Share	Without Option	With Option

Public offering price	$48.3100	$386,480,000	$444,452,000
Underwriting discount	$2.1739	$17,391,200	$19,999,880
Proceeds, before expenses, to selling stockholders	$46.1361	$369,088,800	$424,452,120

          Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          We and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $750,000.

Option to Purchase Additional Shares

          If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,200,000 shares from the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

No Sales of Similar Securities

          We, all of our directors and executive officers and the selling stockholders have agreed that, without the prior written consent of each of the representatives, subject to certain exceptions, we and they will not directly or indirectly, during the period commencing on the date of this prospectus supplement and ending 90 days thereafter (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described in (1) or (2) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for shares of our common stock. This restriction shall not apply to (i) transfers of shares of our common stock as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by such restrictions, (ii) transfers of shares of our common stock to any affiliate or a trust for the direct or indirect benefit of the transferor or the immediate family of the transferor, provided that the affiliate or such trustee of the trust, as the case may be, agrees to be bound in writing by such restrictions, (iii) shares or options to purchase shares under our benefit plans (iv) our issuance of shares of class A common stock in an amount not to exceed 5% of our outstanding equity interests (including LP exchangeable units) as (a) consideration in connection with acquisitions and (b) as incentive compensation for acquired management, and (v) our offer or agreement to issue up to 25,000 shares of class A common stock pursuant to any stock purchase plan approved by our board of directors for our employees or independent contractors, our subsidiaries and/or entities with which our subsidiary has a management agreement, provided no filings are required to be made under Section 16 of the Exchange Act as a result of such issuance of shares during the 90-day restricted period, including any extensions thereof. In addition, an executive officer and certain of our directors will be permitted to sell, in the aggregate, approximately 56,500 shares of our class A common stock.

          The 90-day restricted period described in the preceding paragraph will be extended if, during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable.

Price Stabilization and Short Positions

          In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

European Economic Area/United Kingdom

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the "Shares") may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

            (a)     to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

            (b)     to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

            (c)     by the underwriters to fewer than 100 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of each of the representatives for any such offer; or

            (d)     in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the publication by EMSC or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

          Any person making or intending to make any offer within the EEA of Shares which are the subject of the offering contemplated in this prospectus supplement should only do so in circumstances in which no obligation arises for EMSC or any of the underwriters to produce a prospectus for such offer. Neither EMSC nor the underwriters have authorised, nor do they authorise, the making of any offer of Shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of Shares contemplated in this prospectus supplement.

          For the purposes of this provision and the buyer's representation below, the expression an "offer to the public" in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

          Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares which are the subject of the offering contemplated by this prospectus (the "Shares") under, the offers contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and EMSC that:

            (a)     it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

            (b)     in the case of any Shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the Shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where Shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those Shares to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in Switzerland

          This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

          This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus supplement (the

"Shares") may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Shares offered should conduct their own due diligence on the Shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

Notice to Prospective Investors in Hong Kong

          The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a `prospectus` within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

          Neither this prospectus supplement nor the accompanying prospectus has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

          The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Other Relationships

          Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, commercial and investment banking services for the company, for which they received or will receive customary fees and expenses. Bank of America, N.A., an affiliate of Merrill Lynch, is the administrative agent, collateral agent and a lender under our senior secured credit facility.

Electronic Distribution

          In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus supplement is available on the Internet Website maintained by Merrill Lynch. Other than the prospectus supplement in electronic format, the information on the Merrill Lynch Website is not part of this prospectus supplement.

LEGAL MATTERS

          The validity of our class A common stock offered under this prospectus supplement will be passed upon for us by Kaye Scholer LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Kirkland & Ellis LLP, New York, New York. As of the date of this prospectus supplement, certain attorneys with Kaye Scholer LLP own, in the aggregate, less than 1% of the outstanding class A common stock.

EXPERTS

          The consolidated financial statements of Emergency Medical Services Corporation appearing in Emergency Medical Services Corporation's Annual Report (Form 10-K) for the year ended December 31, 2008, and the effectiveness of Emergency Medical Services Corporation's internal control over financial reporting as of December 31, 2008 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon the reports of Ernst & Young LLP given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

          We are incorporating by reference in this prospectus supplement the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We are incorporating by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement until all of the shares of our common stock offered under this prospectus supplement and the accompanying prospectus are sold:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2008;

  •
  our Current Reports on Form 8-K filed on February 17, 2009 and March 18, 2009;

  •
  our Proxy Statement for our 2009 Annual Meeting of Stockholders, filed with the SEC on April 22, 2009;

  •
  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 6, 2009;

  •
  our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the SEC on August 4, 2009;

  •
  our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed with the SEC on November 4, 2009; and

  •
  the description of our class A common stock included in our Registration Statement on Form 8-A filed with the SEC on December 14, 2005, and any amendment or report filed thereafter for the purpose of updating that description.

          In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date hereof, and prior to the filing of a post-effective amendment which indicates that all securities offered hereunder have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents with the SEC.

          Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement, the accompanying prospectus, or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying prospectus.

          You may request a copy of these filings (not including the exhibits to such documents unless the exhibits are specifically incorporated by reference in the information contained in this prospectus supplement or the accompanying prospectus) at no cost, by writing or telephoning us at the following address:

Investor Relations
Emergency Medical Services Corporation
6200 South Syracuse Way, Suite 200
Greenwood Village, Colorado 80111-4737
(303) 495-1200

          We have not authorized anyone to give any information or make any representation about our company that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated by reference into this document. Therefore, if anyone gives you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

 WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus, which are a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and our securities offered by this prospectus supplement and the accompanying prospectus, please see the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus supplement and the accompanying prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits filed with the registration statement, along with reports, proxy statements, information statements and other information filed with the SEC may be inspected without charge at the Public Reference Room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material also may be obtained from the Public Reference Section of the SEC located at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

          We are a publicly held corporation and our common stock is traded on the New York Stock Exchange under the symbol "EMS." Reports, proxy statements, information statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Information about us is also available on our website at www.emsc.net. Information on our website is not incorporated by reference herein and our web address is included in this prospectus supplement and the accompanying prospectus as an inactive textual reference only.

Prospectus

EMERGENCY MEDICAL SERVICES
CORPORATION

Class A Common Stock

        Certain selling stockholders may offer and sell shares of our common stock from time to time in amounts, at prices and on terms that will be determined at the time of any such offering. Except as described under the caption "Selling Stockholders", each time any common stock is offered pursuant to this prospectus, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering, including the name of each selling stockholder and the number of shares of our common stock to be sold by such selling stockholder.

        We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

        The specific terms of any offering will be described in a supplement to this prospectus. The prospectus supplement may also supplement, update or amend information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement, as well as the documents incorporated by reference, before you invest. Except for the sale of certain shares described under the caption "Selling Stockholders", this prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

        Our class A common stock is traded on the New York Stock Exchange under the symbol "EMS." On November 16, 2009, the last reported sale price of our class A common stock on the New York Stock Exchange was $51.33 per share.

        Investing in our securities involves risks. You should carefully consider the information referred to under the heading "Risk Factors" beginning on page 3.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 17, 2009

        As permitted under the rules of the Securities and Exchange Commission, this prospectus incorporates important information about Emergency Medical Services Corporation that is contained in documents we file with the Securities and Exchange Commission but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the Securities and Exchange Commission at http://www.sec.gov, as well as other sources. See "Where You Can Find More Information."

        You may also obtain copies of the incorporated documents, without charge, upon written request to our Investor Relations Office, 6200 S. Syracuse Way, Suite 200, Greenwood Village, Colorado 80111.

        You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. These securities are not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of these documents.

i

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a "shelf" registration process. By using a shelf registration statement, certain selling stockholders may, at any time and from time to time, in one or more offerings, issue and sell their shares of our class A common stock described in this prospectus.

        Except as described under the caption "Selling Stockholders", each time the selling stockholders sell class A common stock under this shelf registration, we will provide you with a prospectus supplement that will describe the terms of the offering. The prospectus supplement may also supplement, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more details of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and the accompanying prospectus supplement together with additional information described under the headings "Incorporation of Certain Information by Reference" and "Where You Can Find More Information" before investing. The shelf registration statement, including the exhibits thereto, can be read at the SEC's website or at the SEC's Public Reference Room as described under "Where You Can Find More Information."

        The selling stockholders may sell class A common stock to or through underwriters or broker-dealers, and also may sell class A common stock directly to other purchasers or through agents. The names of any underwriters, broker-dealers or agents employed in the sale of the class A common stock covered by this prospectus, the number of shares to be purchased by such underwriters, broker-dealers or agents, and the compensation, if any, of such underwriters, broker-dealers or agents will be set forth in an accompanying prospectus supplement.

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements made in this prospectus (and any prospectus supplement) and in the documents incorporated by reference in this prospectus (and any prospectus supplement) constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the "Securities Act", and Section 21E of the Securities Exchange Act of 1934, as amended, or the "Exchange Act". These forward-looking statements are not historical facts, but rather are our beliefs and expectations and are based on our current expectations, estimates, projections, beliefs and assumptions about us and our industry. Words such as "may," "will," "believe," "anticipate," "expect," "intend," "plan," "believe," "seek," "estimate" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

        Important factors that could cause actual results to differ materially from forward-looking statements include, but are not limited to:

  •
  the impact on our revenue of changes in transport volume, mix of insured and uninsured patients, and third party reimbursement rates,

  •
  the adequacy of our insurance coverage and insurance reserves,

  •
  potential penalties or changes to our operations if we fail to comply with extensive and complex government regulation of our industry,

  •
  the impact of potential changes in the healthcare industry generally resulting from legislation currently under consideration,

  •
  our ability to recruit and retain qualified physicians and other healthcare professionals, and enforce our non-compete agreements with our physicians,

  •
  our ability to generate cash flow to service our debt obligations,

  •
  the cost of capital expenditures to maintain and upgrade our vehicle fleet and medical equipment,

  •
  the loss of services of one or more members of our senior management team,

  •
  the outcome of government investigations of certain of our business practices,

  •
  our ability to successfully restructure our operations to comply with future changes in government regulation,

  •
  the loss of existing contracts and the accuracy of our assessment of costs under new contracts,

  •
  the high level of competition in our industry,

  •
  our ability to maintain or implement complex information systems,

  •
  our ability to implement our business strategy,

  •
  our ability to successfully integrate strategic acquisitions, and

  •
  our ability to comply with the terms of our settlement agreements with the government.

        These factors are not exhaustive, and new factors may emerge or changes to the foregoing factors may occur that could impact our business. Except to the extent required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        Certain of these risks and uncertainties are more fully described in the section captioned "Risk Factors" in our most recent Annual Report on Form 10-K, which is incorporated by reference in this prospectus, and may be described in our updates to those Risk Factors in our Quarterly Reports on Form 10-Q, which we filed with the SEC and incorporate by reference, and the applicable prospectus supplement. Additional risks and uncertainties and contingencies not known to us as of the date of any document or that we deem immaterial at that date could also cause our results, performance or achievements to differ materially from those predicted in any forward-looking statement made by or on behalf of us. Given these risks and uncertainties, we caution you not to place undue reliance on the forward-looking statements in the prospectus (and in any prospectus supplement), which reflect our view only as of the date of the document.

PROSPECTUS SUMMARY

Our Company

        This summary highlights some of the information incorporated by reference into this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should carefully read this prospectus and the applicable prospectus supplement, if any, including the documents incorporated by reference, which are described under "Incorporation by Reference of Certain Documents" and "Where You Can Find More Information." You should also carefully consider, among other things, the matters discussed in the section entitled "Risk Factors."

        In this prospectus and any prospectus supplement, the terms "EMSC", "we", "us" and "our" refer and relate to Emergency Medical Services Corporation and its consolidated subsidiaries, unless otherwise indicated.

Our Business

        Emergency Medical Services Corporation is a leading provider of emergency medical services in the United States. We operate our business and market our services under the AMR and EmCare brands, which represent American Medical Response, Inc. and EmCare Holdings Inc., respectively. AMR, with more than 50 years of operating history, is the leading provider of ground and fixed wing air ambulance services in the United States based on net revenue and number of transports. EmCare, with more than 35 years of operating history, is the leading provider of outsourced emergency department services to healthcare facilities in the United States, based on number of contracts with hospitals and affiliated physician groups. Through EmCare, we also provide outsourced facility-based physician services for hospitalist/inpatient, anesthesiology, radiology and teleradiology.

Our Principal Offices and Websites

        EMSC was organized as a Delaware corporation in 2005. Our principal offices are located at 6200 S. Syracuse Way, Suite 200, Greenwood Village, Colorado 80111 and our telephone number at that address is (303) 495-1200. Our website address is www.emsc.net. The website addresses for our business segments are www.amr.net and www.emcare.com. Information contained on these websites is not part of this prospectus and is not incorporated in this prospectus by reference.

 RISK FACTORS

        Before making an investment decision, you should consider carefully the risks described under "Risk Factors" in the applicable prospectus supplement, if any, and in our most recent Annual Report on Form 10-K, and in our updates to those Risk Factors in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement. In addition to those risk factors, there may be additional risks and uncertainties of which management is not aware or focused on or that management deems immaterial. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our class A common stock could decline due to any of these risks, and you may lose all or part of your investment.

USE OF PROCEEDS

        We will not receive any of the proceeds from sales by selling stockholders of shares of class A common stock covered by this prospectus.

SELLING STOCKHOLDERS

        The selling stockholders may include Onex Partners LP and other entities affiliated with Onex Corporation, the directors of EMSC and other persons. The particular selling stockholders and the shares offered by them, if other than as set forth below, will be named in the applicable prospectus supplement, along with information regarding the beneficial ownership of our class A common stock by such selling stockholders as of the date of the applicable prospectus supplement, the number of shares being offered by such selling stockholders and the number of shares beneficially owned by such selling stockholders after the applicable offering.

        The individual selling stockholders named in the table below are directors of EMSC. The class A common stock that may be sold by these selling stockholders pursuant to this prospectus and identified in the table below are shares subject to options issued and/or exercised pursuant to stock option awards granted in 2005.

	Shares Beneficially Owned Before Offering			Shares Beneficially Owned After Offering
Name of Selling Stockholder	Shares of class A common stock subject to 2005 options	Percentage of class A common stock	Percentage of all equity shares/Percentage of voting power	Shares of class A common stock subject to 2005 options	Percentage of class A common stock	Percentage of all equity shares/Percentage of voting power
Steven B. Epstein	3,750	0.0%	0.0%/0.0%
Michael L. Smith	3,750	0.0%	0.0%/0.0%
James T. Kelly	3,750	0.0%	0.0%/0.0%

PLAN OF DISTRIBUTION

        The selling stockholders (or any of their pledgees, donees, transferees or successors in interest) may sell our class A common stock through underwriters, agents, broker-dealers or directly without the use of any underwriter, agent or broker-dealer to one or more purchasers. The selling stockholders may use any one or more of the following methods when selling shares:

  •
  one or more underwritten offerings;

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares of class A common stock in connection with these trades;

  •
  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale;

  •
  stock purchase contracts whereby the applicable prospectus supplement will describe the specific terms of any stock purchase contracts through which the selling stockholders' class A common stock will be distributed; and

  •
  any other method permitted pursuant to applicable law.

        The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

        The class A common stock may be sold at a fixed price or prices, at market prices prevailing at the times of sale, at prices related to these prevailing market prices or at negotiated prices. Any such price may be changed from time to time. The selling stockholders will act independently of us in making decisions with respect to the timing, manner of sale, amount of securities to be sold in and the pricing of any transaction. The registration of the selling stockholders' class A common stock does not necessarily mean that the selling stockholders will offer or sell any of their shares.

        The terms of the offering of the class A common stock covered by this prospectus through any underwriter, or any broker-dealer or agent who may be deemed to be an underwriter will be set forth in the applicable prospectus supplement and will include:

  •
  the identity of any underwriters, broker-dealers or agents who purchase class A common stock, as required;

  •
  the amount of class A common stock sold, the public offering price and consideration paid, and the proceeds the selling stockholders will receive from that sale;

  •
  the amount of any indemnification provisions, including indemnification from liabilities under the federal securities laws; and

  •
  any other material terms of the distribution of securities.

        The selling stockholders may offer the class A common stock to the public through one or more underwriting syndicates represented by one or more managing underwriters, or through one or more underwriters without a syndicate. If underwriters are used in the sale, we will execute an underwriting agreement with those underwriters relating to the class A common stock that the selling stockholders will offer and will name the underwriters and describe the terms of the transaction in the prospectus supplement. The class A common stock subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them, or their donees, pledgees or transferees, from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Subject to the conditions specified in the underwriting agreement, underwriters will be obligated to purchase all of the class A common stock offered if any of the class A common stock is purchased. The selling stockholders may also sell the class A common stock covered by this prospectus through other agents designated by the underwriters from time to time. We will identify any agent involved in the offer and sale of class A common stock who may be deemed to be an underwriter under the federal securities laws, and describe any commissions or discounts payable by the selling stockholders to these agents, in the prospectus supplement. Any such agents will be obligated to purchase all of the class A common stock offered if any of the class A common stock is purchased or will act on a best efforts basis to solicit purchases for the period of their appointment, unless stated otherwise in the prospectus supplement.

        The selling stockholders may authorize underwriters to solicit offers by institutions to purchase the class A common stock subject to the underwriting agreement from the selling stockholders at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If the selling stockholders sell class A common stock under delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

        Underwriters may sell the class A common stock to or through broker-dealers. Alternatively, the selling stockholders may sell the class A common stock to one or more broker-dealers, who would act as a principal or principals. Broker-dealers may resell such class A common stock to the public at varying prices to be determined by the broker-dealers at the time of the resale.

        Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of class A common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders. The selling stockholders may agree to indemnify any agent or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

        The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of class A common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of class A common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, donee, transferee or other successors in interest as selling stockholders under this prospectus.

        The selling stockholders also may transfer the shares of class A common stock in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of class A common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, donees, transferee or other successors in interest as selling stockholders under this prospectus.

        We are required to pay all fees and expenses incident to the registration of the shares of class A common stock, including the fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. We may provide underwriters, agents, broker-dealers or purchasers with indemnification against civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the underwriters, agents, broker-dealers or purchasers may make with respect to such liabilities.

        In connection with the sale of class A common stock covered by this prospectus, underwriters, broker-dealers or agents may receive compensation from us, the selling stockholders or from purchasers of the class A common stock for whom they may act as agents, in the form of discounts, concessions or commissions or fees. These discounts, concessions, commissions or fees may be changed from time to time. The discounts, concessions, commissions or fees as to a particular broker-dealer, agent or underwriter might be in excess of those customary in the type of method of distribution involved. We cannot presently estimate the amount of such compensation, if any. Underwriters, broker-dealers and/or agents may engage in transactions with us, or perform services for us, in the ordinary course of business, and may receive compensation in connection with those arrangements.

        Selling stockholders, underwriters, broker-dealers, agents or purchasers that participate in the distribution of the class A common stock covered by this prospectus may be deemed to be underwriters under the Securities Act. Broker-dealers or other persons acting on behalf of parties that participate in the distribution of securities may also be deemed underwriters. Any discounts or commissions received by them and any profit on the resale of the securities received by them may be deemed to be underwriting discounts and commissions under the Securities Act.

        Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the class A common stock, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. Such purchasers will be subject to the applicable provisions of the Securities Act and Exchange Act and the rules and regulations thereunder, including Rule 10b-5 and Regulation M. Regulation M may restrict the ability of any person engaged in the distribution of the class A common stock to engage in market-making activities with respect to those securities. All of the foregoing may affect the marketability of the class A common stock and the ability of any person to engage in market-making activities with respect to the class A common stock. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the class A common stock in the market.

        The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of class A common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of class A common stock by the selling stockholders. If we are notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares of class A common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of class A common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

LEGAL MATTERS

        The validity of the issuance of the securities offered hereby will be passed upon for us by Kaye Scholer LLP, New York, New York. As of the date of this prospectus, certain attorneys with Kaye Scholer LLP own, in the aggregate, less than 1% of the outstanding class A common stock.

EXPERTS

        The consolidated financial statements of Emergency Medical Services Corporation appearing in Emergency Medical Services Corporation's Annual Report (Form 10-K) for the year ended December 31, 2008, and the effectiveness of Emergency Medical Services Corporation's internal control over financial reporting as of December 31, 2008 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon the reports of Ernst & Young LLP given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to "incorporate by reference" in this prospectus information that we filed with the SEC, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2008;

  •
  our Current Reports on Form 8-K filed on February 17, 2009 and March 18, 2009;

  •
  our Proxy Statement for our 2009 Annual Meeting of Stockholders, filed with the SEC on April 22, 2009;

  •
  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 6, 2009;

  •
  our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the SEC on August 4, 2009;

  •
  our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed with the SEC on November 4, 2009; and

  •
  the description of our class A common stock included in our Registration Statement on Form 8-A filed with the SEC on December 14, 2005, and any amendment or report filed thereafter for the purpose of updating that description.

        In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date hereof, and prior to the filing of a post-effective amendment which indicates that all securities offered hereunder have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents with the SEC.

        Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        You may request a copy of these filings (not including the exhibits to such documents unless the exhibits are specifically incorporated by reference in the information contained in this prospectus), at no cost, by writing or telephoning us at the following address:

6200 S. Syracuse Way, Suite 200
Greenwood Village, CO 80111-4737
Attn: Investor Relations
(303) 495-1200

        We have not authorized anyone to give any information or make any representation about our company that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated by reference into this document. Therefore, if anyone gives you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and our securities offered by this prospectus, please see the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

        We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. Please call the SEC at 1-800-SEC-0330 for further information regarding its public facilities. Our SEC filings, including the complete registration statement of which this prospectus is a part and all of the exhibits to it are also available to the public from the SEC's website at http://www.sec.gov.

8,000,000 Shares

Emergency Medical Services Corporation

Class A Common Stock

PROSPECTUS SUPPLEMENT

BofA Merrill Lynch

Goldman, Sachs & Co.

J.P.Morgan

Oppenheimer & Co.

Stephens Inc.

November 19, 2009